KELSO TECHNOLOGIES INC.

ANNUAL REPORT

For the Year Ended

December 31, 2023

(Expressed in US Dollars unless otherwise indicated)

KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION & ANALYSIS

YEAR ENDED

December 31, 2023

(Expressed in US Dollars unless otherwise indicated)

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 2 of 30

MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following management discussion and analysis ("MD&A") of the operations and financial condition of Kelso Technologies Inc. (the "Company" or "Kelso") provides an overview of significant developments that have affected the Company's performance during the year ended December 31, 2023.  It should be read in conjunction with the audited consolidated financial statements of the Company together with the related notes thereto for the year ended December 31, 2023.

The audited consolidated financial statements for the year ended December 31, 2023 referred to in this MD&A have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  The following MD&A and the Company's audited consolidated financial statements were approved by the Audit Committee and the Board of Directors on March 20, 2024.

All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.

NON-IFRS FINANCIAL MEASURES

In addition to the results reported in accordance with IFRS, the Company uses one non-IFRS financial measure known as "Adjusted EBITDA".  Adjusted EBITDA is not recognized under IFRS, as a supplemental indicator of the Company's operating performance and financial position. This non-IFRS financial measure is provided to enhance the user's understanding of the Company's historical and current financial performance and its prospects for the future. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following discussion explains the Company's use of "Adjusted EBITDA".

References to Adjusted EBITDA in this MD&A refer to net earnings from continuing operations before interest, taxes and tax recoveries, amortization, deferred income tax recovery, unrealized foreign exchange losses, non-cash share-based expenses (Black-Scholes option pricing model) gain on revaluation of derivative warrant liability and write-off of inventory assets.  Adjusted EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS.  Adjusted EBITDA is an alternative measure in evaluating the Company's business performance and Management believes it better reflects the Company's operational performance. Readers are cautioned that Adjusted EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer. Adjusted EBITDA is the only non-GAAP figure disclosed in this management discussion (See page 4 for reconciliation).

LEGAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" within the meaning of applicable securities laws that reflect the Company's current expectations, forecasts and assumptions.  Generally, forward looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words or phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 3 of 30

Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: new car production tracking replacement demand; revenue streams from rail tank car operations improving slowly over the upcoming years when new product offerings gain final Association of American Railroads ("AAR") regulatory approvals; longer term adoption of new product developments by the rail industry; increasing sales volume from newly developed products for a wider variety of rail tank car applications; expectations for capital resources and operations to continue the Company's ability to conduct ongoing business as planned for the foreseeable future; the strategic focus and obtaining full AAR approvals in 2024 for the entire portfolio of rail pressure car products to better grow the Company's financial performance; the Company's core branding coming to fruition in 2024; significant growth opportunity in the near future; generating minimal exceedance revenue from motivated customers; revenue growth opportunities; no further material capital investments in rail operations being required for the foreseeable future; the ability of the Company to exploit its growing competitive advantages in the rail industry; becoming the primary, high quality valve supplier and fully servicing the rail tank car market; growing rail car revenue from an average of $1,500 per tank car to over $10,000 per tank car; the Company's comprehensive proprietary protection program for additional protectable full automation ADAS developments; timing of the grant of the Canadian Patent on the Method technologies; growing future revenues from specialized automotive markets; leading the way on ADAS for no-road environments; the emerging global ADAS software market reaching the $80 billion mark by 2030; the Company's production facility being designed and tooled to convert multiple classes of heavy duty "host" vehicles with the Company's patents pending proprietary Method technologies; obtaining the necessary federal and regional compliance approvals to enable the technology to operate on all roadways as early as 2025; the Phase-One facility having the potential production capacity to generate approximately $25 million of annual revenue and timing for commencement of production; the intended customer base; the Company belief that it is on course for new value creation and that management has determined a clear path for the commercialization of new products in order to provide longer-term profitable revenue growth; the costs associated with a continued U.S. stock exchange listing; a reverse split not being in the best interest of the Company's shareholders; no expectations for listing shares on another U.S. national securities exchange or U.S. quotation system; timing for filing a Form 25 with the U.S. Securities and Exchange Commission; the delisting of Kelso's common shares from the NYSE American Exchange ("NYSE American") prior to market open on March 26, 2024; being on course for new value creation; the commercialization of Kelso's new products; and growing equity value from financial performance generated from a wider range of new proprietary products.

Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by such forward looking statements.

Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements.  Such risks and uncertainties include, without limitation; the economic condition of the railroad industry which is affected by numerous factors beyond the Company's control including slow sales cycles, creation and adoption of new technologies, the existence of present and possible government regulation and competition; the risk that the Company's products may not work as well as expected; the Company may not be able to break in to new markets because such markets are served by strong and embedded competitors or because of long-term supply contracts; the Company may not be able to grow and sustain anticipated revenue streams; the Company may have underestimated the cost of product development and the time it takes to bring products to market; the Company may not be able to finance the Company's intended product development; that Management may not be able to continue to initiate new product strategies to secure a more reliable growth of financial performance in the future; that testing results for new products may reveal that some or all products being developed are technologically or economically infeasible for market development and may be dropped; that the Company's products may not sell as well as expected, and competitors may offer better or cheaper alternatives to the Company's products; the Company's technologies may not be patentable, and if patents are granted, the Company may not be able to protect the Company's investment in intellectual property if the Company's patents are challenged; the Company's intended technologies may infringe on the intellectual property of other parties; the Company may not have any parties interested in licensing the Company's technology as expected and certain other risks detailed from time-to-time in Kelso's public disclosure documents.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 4 of 30

Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.  Readers are advised to consider such forward-looking statements in light of the risks set forth in the certainties section of this MD&A (Page 21).  The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.  Additional information about the Company and Kelso's business activities is available under the Company's profile on SEDAR at www.sedarplus.ca in Canada and on EDGAR at www.sec.gov in the United States or the Company's website at www.kelsotech.com and www.kxiwildertec.com.

DATE OF REPORT

March 22, 2023

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 5 of 30

SUMMARY OF FIANANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2023

Year ended December 31	2023	2022	2021
Revenues	$10,819,916	$10,931,188	$7,425,707
Gross profit	$4,582,447	$4,908,996	$3,196,492
Gross profit margin	42%	45%	43%
Operating expenses	$5,878,723	$6,126,992	$6,254,981
Taxes	$170,475	$166,031	$172,639
Net income (loss)	$(2,101,886)	$(1,355,417)	$(2,758,567)
Basic and diluted earnings (loss) per share	$(0.04)	$(0.02)	$(0.05)
Non-cash recoveries and expenses	$1,085,924	$1,271,842	$549,612
Adjusted EBITDA (Loss) (1)	$(845,487)	$(83,575)	$(1,436,435)
Liquidity and Capital Resources
Working capital	$5,026,580	$7,000,568	$8,670,165
Cash	$1,433,838	$2,712,446	$3,377,464
Accounts receivable	$1,065,411	$1,381,979	$807,009
Net equity	$8,720,248	$10,781,672	$12,055,113
Total assets	$9,703,271	$12,147,143	$13,728,510
Common shares outstanding	54,443,422	54,320,086	54,320,086

(1) Reconciliation of Net Income (Loss) to Adjusted EBITDA for the years ended December 31, 2023,2022 and 2021:

	Year ended December 31
	2023	2022	2021
Net income (loss)	$(2,101,886)	$(1,355,417)	$(2,758,567)
Unrealized foreign exchange loss(gain)	$1,154	$(31,648)	$(26,409)
Amortization	$785,505	$1,044,222	$1,573,091
Income taxes	$170,475	$166,031	$172,639
Gain on revaluation of derivative warrant liability	$(3,665)	$(263,446)	$(658,626)
Gain on repurchase of RSU's	$(40,785)	$(45,806)	$-
Write down of inventory	$214,225	$260,040	$117,403
Gain(loss) on sale of property, plant and equipment	$-	$(20,602)	$8,389
Share based expense	$129,490	$163,051	$133,645
Bad debt recovery	$-	$-	$2,000
Adjusted EBITDA (Loss)	$(845,487)	$(83,575)	$(1,436,435)

Readers are cautioned that Adjusted EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS.  The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.

CORPORATE OVERVIEW

Kelso is a diverse product engineering company that specializes in the research, development, production and distribution of proprietary equipment used in various transportation applications.  Over the past decade the Company's reputation has been earned as a developer and reliable supplier of high-quality rail tank car equipment used in the handling and containment of hazardous and non-hazardous commodities during transport.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 6 of 30

All Kelso products are developed with emphasis on economic and operational advantages to customers while mitigating the impact of human error and environmental releases.  The Company offers specialized rail tank car and truck tanker equipment, no-spill fuel loading systems, first responder emergency response equipment and "road-to-no-road" suspension systems for motor vehicles being used in rugged wilderness terrains.

The Company has firmly established itself as a leading North American producer and supplier of specialized rail tank car equipment.  The Company's core rail tank car products include pressure relief valves, top ball valves, vacuum relief valves and bottom outlet valves as well as a proprietary one-bolt manway.  These products provide some of the key elements of a rail tank car's structure to ensure the safe handling and containment of hazardous materials during transport.  With a solid history of innovative technology solutions and a reputation anchored by the reliability of supply, the Company serves many of North America's largest tank car builders and shippers with a wide range of custom engineering and production services.

The Company's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol KLS and the NYSE American Exchange under the trading symbol KIQ.  The Company was listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE American Exchange on October 14, 2014 (See subsequent events note-page 28).  The Company operates in combination with the Company's wholly owned subsidiaries Kelso Technologies (USA) Inc, KIQ X Industries Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.), KIQ Industries Inc. and KXI™ Wildertec™ Industries Inc.

Over the past five years Management has established multi-million dollar sales of the Company's products to North American rail tank car manufacturers (OEM) and retrofit/repair businesses.  Revenues over the last five audited year end periods were as follows: $10,819,916 for the year ended December 31, 2023; $10,931,188 for the year ended December 31, 2022; $7,425,707 for the year ended December 31, 2021; $11,149,130 for the year ended December 31, 2020; $20,550,682 for the year ended December 31, 2019.

The Company's net earnings (loss) performance over the last five year end periods were as follows: net loss of $2,101,886 for the year ended December 31, 2023; net loss of $1,355,417 for the year ended December 31, 2022; net loss of $2,758,567 for the year ended December 31, 2021; net loss of $1,307,890 for the year ended December 31, 2020; net income of $3,334,043 for the year ended December 31, 2019.

The rail tank car industry is historically cyclical.  The Company's primary market (hazmat rail tank cars) slowed considerably during the rail recession in 2016 and 2017 and improved in 2018 and 2019 to restore the Company's financial health.  From 2020 through 2023 COVID-19 delivered a powerful economic setback for Kelso as the pandemic significantly reshaped the business dynamics of the rail tank car industry as it fell into a deep recession from which it has not recovered.

Given the unprecedented challenges of this crisis the Company's main focus was the containment of negative impacts on the Company's longer-term business model and the protection of the Company's key productive assets, research and development ambitions and its ability to continue business operations.  The Company concentrated on preparedness for post-pandemic normalization and readiness for a strong restart of business growth.  In 2022 revenues improved by 47% over the previous year and maintained the same level in 2023.  This allowed Kelso to continue to grow its R&D projects in both the rail and automotive industries.

Revenue performance in 2023 diminished by 1% over 2022 which saw recession affected sales recover by 47% after a dramatic 33% setback in 2021.  Weakened financial performance raised Management's concerns of the Company's abilities to continue business operations.  While the new build OEM rail tank car producers slowed in April 2020 and have remained depressed the retrofit and repair business segments remain open.  This has allowed the Company to continue the Company's rail operations productively.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 7 of 30

Industry experts anticipate that new car production will track replacement demand for the 438,000 tank car fleet in the range of 7,000 - 10,000 cars per year.  Tank car re-qualifications will be in the range of 40,000 - 50,000 cars per year for the next several years.  Management believes that revenue streams from rail tank car operations should continue to improve slowly over the upcoming years when new product offerings gain final AAR regulatory approvals.

The Company's working capital was $5,026,580 as at December 31, 2023 which includes $3,376,005 in inventories required for timely customers' deliveries.  Capital resources derived from rail operations are expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future.

Rail tank car product development requires long AAR approval processes which continue to impede Kelso's ability to improve sales with additional rail tank car equipment.  The Company has active service field trials in process with the AAR for the Company's new standard profile ceramic ball bottom outlet valve, top ball valve and angle valve, although final AAR approval processes take considerable time to complete.  Our pressure tank car PCH valve has been approved for full commercial use adding to our sales growth potential.  These new product developments have been derived through co-engineering and testing support from the Company's key customers which may strengthen the probability of longer term adoption by the rail industry.

Management continues to focus efforts to strengthen the portfolio of rail tank car products by closely monitoring those products near completion of the required service trial period. The corporate ambition is to increase sales volume from newly developed products for a wider variety of rail tank car applications.

Over the years the Company has grown a highly respected, quality brand and established new direct relationships with HAZMAT shippers.  These interested stakeholders have directly helped design our new proprietary angle valves for the pressure car market and our bottom outlet valves featuring unique ceramic technology advantages.

These new rail products sell for much higher unit values and are expected to grow our rail car revenue from an average of $1,500 per tank car to over $10,000 per tank car once AAR approvals are secured.  Our specialized angle valves for the pressure car market have completed their service trial and are in the final stages of the full AAR approval process.  The pressure car market fleet for the Company to service is currently in the range of 86,000 tank cars which provides a significant growth opportunity in the near future.  Our bottom outlet valves are going into full service trials and may be able to generate minimal exceedence revenue from motivated customers.

The traditionally cyclical rail tank car market, however, has not recovered well from COVID related pressures as all facets of logistics, supply chains and manufacturing were severely impacted.  Current economic conditions that include high interest rates and inflationary pressure on raw materials have depressed the rail tank industry to approximately 20% of its full OEM production capacity.  This is a major obstacle making corporate growth objectives very challenging to predict and achieve.

These economic circumstances have altered the rail tank car industry strategic planning to continue to limit new tank car builds while shippers focus on repurposing or re-qualifying existing tank car fleets.  Although disappointing, this presents a bona fide opportunity for Kelso to grow its revenues by being able to fully service the repair, retrofit and requalification activities through a broader range of "100% Made in the USA" technologies.

The Company's non-rail product development initiatives concentrate on a wider range of transportation technology products that are designed to provide unique economic benefits and safe operational advantages to commercial customers.  The Company's goal is to spread the Company's business risk to diminish the severe negative impacts of the historic down cycles in the rail industry.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 8 of 30

Commencing in 2017, Management actively pursued new diverse marketplace opportunities outside of the rail industry.  The overall strategic plan is to spread business risks by accessing non-rail markets to diminish the severe negative impact of the reliance on a small number of customers and the historic down cycles in the rail industry.

Kelso, through the Company's wholly owned subsidiary KIQ X Industries (KIQ) is focused on the research and development of an advanced "Road-To-No-Road™" suspension system known as the KXI™ Wildertec™ Heavy Duty Suspension System (KXI).  KXI is being designed to provide safer, more effective, efficient and ecologically responsible capability for commercial wilderness operations.  KXI is a pioneer brand initiated by Kelso to service the needs of the commercial wilderness transportation technologies marketplace.  The Company's goal is to utilize well established automotive engineering practices to solve the challenges of extreme wilderness terrain travel and create opportunities and efficiencies for both industrial and public service customers.

The Phase-One half-ton "concept" vehicles were fitted with the service providers' air suspension innovations, initial component tooling and parts and installation of the mechanical KXI components on a light duty half ton "host" vehicle.  Multiple vehicles were converted and tested.  Desired performance fell well short of expectations due to software automation deficiencies, regulatory compliance problems and engineering durability requirements.  The key issue was that the design specifications could not attain full compliance with the Canadian Motor Vehicle Safety Standards (CMVSS).  Unfortunately, ongoing research and testing of the original half-ton KXI prototypes revealed engineering, safety and economic issues that rendered the half-ton KXI prototype concept commercially unfeasible.

In March, 2021 the Company terminated the original Technology Development Agreement (TDA) with G&J Technologies Inc. ("G&J"), including the consulting agreement for $10,000 per month.  The termination was disputed by the service providers and arbitration commenced.

On April 25, 2023 the Company and G&J received the arbitrator's final judgment to legally resolve all the disputed issues.  The judgement is binding for all parties and required Kelso to provide final financial payouts of US$465,360 to G&J for termination fees, asset payment issues and legal fees.  This amount has been paid.  The final judgement of the arbitrator in no way affects the Company's ability to continue the KXI Wildertec Heavy Duty Suspension program and the KXI technology remains unencumbered.

In 2021 based on knowledge gained from inputs from automotive engineers and wilderness experts KIQ moved the R&D focus for a brand new KXI Heavy Duty (KXI HD) suspension system that would be legally compliant.  The goal was to create a "Road-To-No Road™" vehicle that featured a durable, automated state-of-the-art hydraulic suspension system.  The design ambition was to equip and enable a heavy-duty (one ton or greater) "host" vehicle platform that would represent larger and more achievable commercial market opportunities.

The Company secured the services of several military and automotive OEM suppliers and highly qualified software and suspension engineers as well as specialized wilderness experts.  These stakeholders confirmed that our new R&D direction was a unique bona fide opportunity to pursue.  They agreed to support our R&D schedules to design and produce an initial KXI HD prototype.

The KXI HD prototype vehicle was completed in late 2022.  All mechanical and hydraulic components are proven technologies that are sourced from well-established OEM suppliers and stakeholders.  Component designs have been scaled from existing uses in military and commercial applications to fit the specifications of KXI HD.  The prototype vehicle has been commissioned with the Company's proprietary encryption protected Road-To-No-Road® wilderness driver assistance software which encompasses our trademarks PreciseRide™ and AdaptiveGrip™.  The commissioned prototype vehicle is currently going through extensive software and engineering integrity tests in preparation for Canadian Motor Vehicle Safety Standards compliance testing.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 9 of 30

Once completed these design specifications will have to attain full compliance with the Canadian Motor Vehicle Safety Standards (CMVSS).  Successful completion of the CMVSS requirements should allow the Company to meet the Federal Motor Vehicle Safety Standards (FMVSS) in the United States including the majority of compliance requirements for each Canadian province and American state.  This is expected to provide the Company with a national safety mark awarded as a final stage manufacturer which is a key prerequisite for enabling full scale marketing initiatives and initial commercial sales in 2025.

On September 12, 2023 the Company reported that it has filed its first proprietary Patent application for its Automated Traction Optimization Method for Vehicle Suspension Systems ("Method").  The Patent Application forms the Company's initial proprietary claims and intellectual foundation for its automotive wilderness technologies.  This patent application filing begins the Company's comprehensive proprietary protection program for additional protectable property opportunities for the Advanced Driver-Assistance System ("ADAS") marketplace.  The Method technologies are the first successful specialized ADAS created specifically designed for specialized no-road commercial/military wilderness operations.

In the automotive industry, ADAS refers to specialized automated technical features that are designed to increase the safety of operating motor vehicles on existing roadways.  Current automotive industry design ambitions are to use human-machine interfaces that can assist a driver's ability to react to dangers on established roads.  To date no one other than Kelso has created and proven a functional automated suspension-specific ADAS for commercial wilderness applications until the Company's recent introduction of its unique Method and a fully functional prototype.  This is a major technology development advantage for the Company to grow future revenues from specialized automotive markets.

Very little emphasis, if any, by the automotive world has addressed ADAS requirements in wilderness operations.  Our strategic business objectives are to lead the way on ADAS for no-road environments for emergency responders, commercial/industrial stakeholders and military customers.  Our business ambition is to participate in the global ADAS software market which is estimated to reach the $80 billion mark by 2030 as reported by industry experts, McKinsey & Company.

In February 2024 the Company established an initial Phase-One Pilot production facility with additional leased space at its current R&D facility in West Kelowna, BC, Canada.  This production facility is being designed and tooled to convert different classes of heavy duty "host" vehicles with the Company's patents pending proprietary Method technologies.  These vehicles are designed to be sold to customers operating in extreme terrain environments who have specified their custom user case requirements utilizing our Method technologies.

The Method is now regulatory compliant for sales to commercial wilderness operations including existing forestry roads.  The KXI equipped vehicle is compliant for operation on all resource and private roads through an all-terrain vehicle insurance policy.

The Phase-One facility does not require new equity or debt capital at this time.  The low capital investment reflects the ease of conversion of the "host" vehicle to the Method system in order to minimize the costs of the final salable vehicle.  Management is currently developing longer-term scheduling logistics, supply chain procurement systems, optimal inventory levels, labor and staffing needs and product design enhancements, continuing R&D needs, advancing engineering quality controls and general risk management controls.

Once completed the Phase-One facility is expected to have the potential to generate approximately $25 million of annual revenue commencing in early 2025.  With the assistance of the landlord, the current facility can be scaled to meet long term production volumes to service in excess of $100 million per year at the same location.  The facility will house R&D, Phase-One production and an on site test track.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 10 of 30

The Company will concentrate its KIQX production resources on delivering safety enhancing technology solutions for customers in, but not limited to, wilderness fire fighting, mobile medical treatment, evacuation and emergency response, mining and exploration, energy transmission, civil engineering projects, telecommunications and geographic/environmental data systems.

MARKETS AND PRODUCTS

Kelso is working to become a leading developer and supplier of a wide range of proprietary tank car valves designed primarily for use in the hazmat shipment market.  The Company's valves help shippers safely deliver hazmat commodities wherever they need to go in North America.  Customer driven product development and business strategies now bring Kelso's unique competitive advantages with customers as Management pursues the Company's goals of positive financial performance for years to come.

The Company keeps products smart, simple and focused on customer needs.  Kelso concentrates on sound business fundamentals, operational practices, Adjusted EBITDA returns and careful capital management.  Today, the Company invests in customer driven co-engineered product development to improve the probability of market adoption.  This allows Kelso to prepare marketing initiatives to capitalize on sales opportunities.  Management monitors industry trends and regulated technology requirements to select R&D projects that can be fruitful for the Company's future revenue streams.  The ambition is that the Company's engineering team can proactively resolve issues for customers before reactionary measures are required.

Currently the Company offers a wide range of proprietary valves and other specialty equipment for rail tank cars and road tankers.  In the 1990's Kelso's origins were based on unique inventions that better served problematic safety issues in the transport of hazmat commodities by rail tank car.  The Company's commercial business evolution began with the adoption of the Company's patented constant force pressure relief valves during the surge in crude-by-rail (CBR) shipments from 2012 to 2015.  Since 2012 the Company has distributed over 89,000 valves and generated more than $137 million in revenues.  Total OEM production output in 2022 was 9,812 rail tank cars.  Kelso provided 4,609 valves (47%) for new tank car production and 2,445 valves for retrofit and repair activity in 2023.

The Company's products provide a rewarding economic value proposition for all rail tank car stakeholders.  This value includes reliable high-quality equipment, unprecedented warranties, high service standards and short lead times for delivery.  Over the past decade Kelso has been able to develop a niche in the marketplace for many of the Company's products.  Key products include:

Rail and Road Transport Equipment

  Pressure relief valves
  Vacuum relief valves
  Bottom outlet valves (under AAR field service trials)
  Pressure car pressure relief valves (AAR approved - new market)
  Pressure car angle valves (under AAR field service trials - new market)
  Top ball valves (under AAR field service trials)
  DOT 407 PRV/VRV for truck tankers (new market)
  One-bolt manways and related equipment
  Emergency response equipment for hazmat first responders
  No spill locomotive fueling equipment
  Other specialty valves, parts, equipment and services

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 11 of 30

Rail Tank Car Market Indicators

The rail tank car market in North America is not considered a growth industry but rather a cyclical commodity market that is historically unpredictable.  Kelso is focused on growing the rail business through the sales of a wider range of pressure relief valves, vacuum relief valves, ball valves, bottom outlet valves, manway equipment, angle valves and other specialized equipment.

Based on current projections from industry analysts (Freight Transportation Research ("FTR") Associates) new tank car demand is expected to reach 8,290 tank cars in 2024.  In addition, significant re-qualifications of existing rail tank cars are planned to address the 135,000 tank cars that were delivered between 2012 and 2017 and will now come due for recertification during the next few years.  The anticipated new build and re-qualification activity combined with a growing number of qualified Kelso products are expected to fuel new financial growth from rail operations.

The Company will continue to develop new rail products that are anticipated to provide new financial growth opportunities.  The Company's focus on core design objectives that are:

  To ensure public safety by mitigating the potential negative environmental impacts of non-accidental releases of hazardous materials in transit.
  To manage negative and positive pressure within the tank thereby reducing the risks of implosion or explosion ensuring the safe containment of hazardous materials while being loaded, transported and unloaded.
  To improve the customers' operating effectiveness producing economic rewards with proven reliable equipment.
  To build reliable equipment featuring high-quality milled or U.S. cast parts eliminating problematic imported cast parts that lead to complex expensive repairs for customers.
  To ensure that customers benefit with more profitable in-service time for tank cars.

KXI™ Wildertec™ Heavy Duty Suspension System (KXI HD)

In 2017 Kelso through the Company's wholly owned subsidiary KIQ X Industries Inc. (KIQ) began the development of a unique vehicle suspension system that provided new rapid response "road-to-no-road" capabilities regardless of the climate or the severity of the terrain.  The KXI Suspension System is being developed under the product brand (Wildertec™) initiated by Kelso to service the niche industries of commercial wilderness and emergency management transportation technologies.  The Company's goal is to utilize well established automotive and equipment engineering practices to solve the challenges of extreme terrain travel and create opportunities and efficiencies for both industry and public service customers.

The catalyst to the Company's interest in this business development opportunity were the requests to the engineering community from governments, firefighters, emergency responders and other stakeholders for the creation of better technologies that can most effectively respond to threats to public safety and better protection of emergency responders in the wilderness.

The Company considered the engineering challenge and ambition worth pursuing.  Environmental experts continue to warn that the net damage costs of climate change events are likely to significantly increase in the upcoming years due to intensified weather events such as wildfires, hurricanes, tornadoes, flooding and drought.  Wilderness and populated areas will be in harm's way and society will have to respond to these events with better capabilities, faster response times and improved effectiveness to preserve human lives and prevent property damage.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 12 of 30

In 2021 the Company engaged automotive engineers and experts allowing KIQ to move the R&D focus for KXI to equipping a heavy-duty (one ton or greater) "host" vehicle platform (KXI HD) which represents a larger and more accessible commercial market opportunity.  The Company secured the services of several military and automotive OEM suppliers and highly qualified control system engineers along with specialized wilderness experts.  They agreed to support our R&D schedules to design and produce an initial KXI HD prototype utilizing best available technologies with the goal of pilot production in early 2025.  The KXI HD platform represents a much more realistic and accessible commercial market opportunity to pursue.

The fundamental objective of the KXI HD project has been the creation of a new legally road compliant suspension control technology that can greatly improve the technical performance of a combined road and wilderness vehicle.  The focus of the KXI HD technology is to manage the center-of-gravity of the vehicle to provide better traction and better balance for passengers and payloads during commercial wilderness and disaster response operations.

To accomplish this, KXI HD has utilized state of the art hydraulic mechatronic technologies controlled by the Company's proprietary encryption protected wilderness driver assistance software system.  Initial proprietary trademarks include PreciseRide™ and AdaptiveGrip™. The design objective is to ensure all vehicle maneuvers, whether automated or manual, are performed in a stable balanced position when driven in complex and dynamic environments including ledge climbs, ledge drops, extreme obstacles and severe side-slope challenges.  The prototype has been completed and early testing of the design indicates that commercial stakeholders can expect the KXI HD to provide:

● Enhanced mobility with unique dual steering control technologies - The KXI HD rear steering control system combined with its new software functions vastly improve the safe maneuverability of the KXI HD vehicle by reducing the potential margins of operator error through automated intuitive adjustments provided in the wilderness software drive modes.

● Traction technology to better grip terrain in revolutionary ways - Supporting the vehicle center of gravity will be a responsive central tire inflation system and other key controls.  KXI HD is expected to diminish wheel slip and enable safer climbing, traversing and descending operations resulting that can lower ecological impact and fuel consumption.

● Gyroscopic balanced ride control capabilities through preset and automatically adjusting configurations.  This improves ride quality to enable safer travel speeds on forest service roads and rugged trails, as well as enhanced access to heavily sloped and complex wilderness terrain.

● KXI HD expects to combine its mobility, traction and ride control technologies with a true all weather, all terrain, legally compliant road and wilderness solution for mission-critical events that require quick response times to emergency locations.  KXI HD is designed to increase overall effectiveness and efficiencies for operators working in the wilderness through its single-vehicle solution which is expected to eliminate expensive and time-consuming trailer transportation for heavy equipment needed in difficult service areas.

Engineering design goals have been focused on the non-serviced needs of our target markets with new technological performance that can deliver new standards for safety, effectiveness and efficiency.  It is expected that KXI HD can accomplish these goals while providing environmental and cultural responsibility for extreme vocational transportation applications.

The initial KXI HD prototype was completed in late 2022.  All mechanical and hydraulic components are proven technologies that are sourced from well-established OEM suppliers and stakeholders.  Component designs have been scaled from existing uses in military and commercial applications to fit the specifications of KXI HD.  The prototype vehicle is going through extensive engineering integrity testing, software commissioning and debugging to prove the Road-To-No-Road® design principle is achievable.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 13 of 30

Once completed these design specifications will have to attain full compliance with the Canadian Motor Vehicle Safety Standards (CMVSS).  Successful completion of the CMVSS requirements should allow the Company to meet the Federal Motor Vehicle Safety Standards (FMVSS) in the United States including the majority of compliance requirements for each Canadian province and American state.  This is expected to provide KIQ a National Safety Mark awarded as a final stage manufacturer which is a key prerequisite for enabling commercial sales in early 2025.

The goal is to attain full legal compliance of the design that ensures that equipment operators are able to utilize the full efficiency of the KXI HD technology without compromising the safety of the vehicle, occupants and the general public.  This is expected to qualify the KXI HD vehicle for full scale marketing and sales.

In September 2023 the Company's KXI Wildertec™ Software Division filed its first proprietary Patent application for its Automated Traction Optimization Method for Vehicle Suspension Systems ("Method").  The Patent Application forms the Company's initial proprietary claims and intellectual foundation for its automotive wilderness technologies.  This patent application filing begins the Company's comprehensive proprietary protection program for its current technologies and firmly positions the Company's artificial intelligence intentions.  The grant of the Canadian Patent on our Method technologies will be a key cornerstone event for the Company's development ambitions.

In the automotive industry, ADAS refers to specialized automated technical features that are designed to increase the safety of operating motor vehicles on existing roadways.  Current automotive industry design ambitions are to use human-machine interfaces that can assist a driver's ability to react to dangers on established roads.  Upon extensively field testing the unique Method, Kelso's intelligence supports that the Company is the first enterprise to demonstrate a functional automated suspension-specific ADAS for commercial wilderness applications.  This is a major technology development advantage for the Company to grow future revenues from specialized automotive markets.

Very little emphasis, if any, by the automotive world has addressed ADAS requirements in wilderness operations.  Our strategic business objectives are to lead the way on ADAS for no-road environments for emergency responders, commercial/industrial stakeholders, and humanitarian aide and defense customers.  Our business ambition is to participate in the emerging global ADAS software market which is estimated to reach the $80 billion mark by 2030 as reported by industry experts, McKinsey & Company.

In February 2024 the Company established an initial Phase-One Pilot production facility with additional leased space at its current R&D facility in West Kelowna, BC, Canada.  This production facility is being designed and tooled to convert multiple classes of heavy duty "host" vehicles with the Company's patents pending proprietary Method technologies.  These vehicles are designed to be sold to customers operating in extreme terrain environments who have specified their custom user case requirements utilizing our Method technologies.

The Method is now regulatory compliant for sales to commercial wilderness operations including existing forestry roads.  The KXI equipped vehicle is compliant for operation on all resource and private roads through an all-terrain vehicle insurance policy.  The ambition is to obtain the necessary federal and regional compliance approvals to enable the technology to operate on all roadways as early as 2025.

The Company is now concentrating its resources on developing KXI Wildertec Application Development Agreements with interested customers in, but not limited to, safer working environments for drivers/operators working in wilderness environments such as fire fighting, medical/evacuation operations, emergency response capabilities, mining, energy transmission and geographic/environmental data mapping systems.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 14 of 30

PRODUCTION AND R&D FACILITIES

Kelso currently operates two rail equipment production and R&D facilities totaling 50,000 square feet in Bonham, Texas.  The Company is fully qualified and certified to produce products for the railroad and other industries.  The Company has been granted the required certifications including holding an AAR M1002 Class D Registration and AAR M1003 Quality Assurance System Certification for the Company's production facilities from the AAR.

KXI HD research and development operations are located in a new facility in West Kelowna, British Columbia, Canada.  This facility is modern and well suited to the development of the heavy-duty vehicle initiatives.  It facilitates our key engineers, specialists and OEM suspension control experts and strategic R&D schedules to produce a regulatory compliant KXI HD prototype. This strategic direction and new facility is expected to reduce R&D costs and maintain strategic business timetables.

In February 2024, the Company established an initial 3,000 square foot Phase-One (Pilot) production facility with additional leased space at its current R&D facility in West Kelowna, BC, Canada.  This production facility is being designed and tooled to convert different classes of heavy duty "host" vehicles with the Company's patents pending proprietary Method technologies.  These vehicles are designed to be sold to customers operating in extreme terrain environments who have specified their custom user case requirements utilizing our Method technologies.

The Phase-One facility does not require new equity or debt capital at this time.  The low capital investment reflects the ease of conversion of the "host" vehicle to the Method system in order to minimize the costs of the final salable vehicle.  Management is currently developing longer-term scheduling logistics, supply chain procurement systems, optimal inventory levels, labor and staffing needs and product design enhancements, continuing R&D needs, advancing engineering quality controls and general risk management controls.

Once completed the Phase-One facility is expected to have the potential to generate approximately $25 million of annual revenue commencing in early 2025.  With the assistance of the landlord, the current facility can be scaled to meet long term production volumes to service in excess of $100 million per year at the same location.  The facility houses R&D, Phase-One production and an on site test track.

PUBLIC INFORMATION POLICY

The Company advises the public about the Company's business progress by way of quarterly and consolidated annual financial statements as well as MD&A reports for those periods.  The Company will issue press releases announcing material events that affect the business health of the Company in accordance with the policies and guidelines of the Toronto Stock Exchange and the NYSE American Exchange.  The Company does not give investment advice to investors and does not respond to solicitations to discuss privileged information from the public in accordance with securities laws in Canada and the United States.

Further, Kelso does not provide forward looking revenue projections to the public.  Kelso is a product development enterprise and Management is unable to measure or determine the future financial impact related to new rail regulations, uncertain technology adoption strategies of customers and the cyclical conditions surrounding the rail tank car industry.  All of these factors are well beyond the control of Kelso.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 15 of 30

RESULTS OF OPERATIONS

The financial results for the year ended December 31, 2023 are representative of a light industrial engineering organization continuing to build the Company's brands and new product innovations through the research, development and marketing of a diverse range of rail and automotive transportation technologies.  The current macroeconomic environment of inflation, high interest rates and supply chain problems has significantly affected the Company's financial performance as the traditional demand for rail tank car equipment remains depressed.

Kelso generates its revenues and working capital from the sales of equipment for service in the rail tank car industry.  Sales performance for the year ended December 31, 2023 decreased 1% over the previous year ended December 31, 2022.  This slight sales decrease demonstrates some stability in our business model, however, the Company's rail business activities remain unpredictable as the low production rates of the rail tank car producers continued to frustrate the Company's operations in 2023.  Combined with repair, retrofit and re-qualification operations, rail business activity is expected to be adequate enough to allow the continuation and eventual growth of the Company's rail operations based on the anticipated introduction of new products.

Revenues, corresponding expenses, financial performance and capital management during the year ended December 31, 2023 reflected Kelso's continued ability to manage the Company's capital resources while navigating difficult market conditions as well as the negative financial impact of an negative arbitration award in 2023.  Financial results met the Company's expectations and reflect the revenues and related operational costs of marketing, producing and distributing the Company's proven line of rail tank equipment as well as key investments in new product development and production capability associated with a more diverse product mix in both rail and automotive markets in the future.

The Company's longer-term strategic plans require Kelso to make ongoing investments in the Company's production capabilities (including equipment, lease costs, training and qualifying human resources); railroad and automotive regulatory filings; liability insurance; marketing initiatives; independent lab testing and outsourced specialized industrial engineering services; new patent applications; regulatory public company administration processes in Canada and the United States; pre-sales production planning and tooling for the Company's growing portfolio of rail and automotive products.  These costs are written off in the period when they occur and their impact is reflected in the reported financial performance of the Company in the period in which they were incurred.

For the year ended December 31, 2023, the Company reported a net loss of $2,101,886 ($0.04 per share) against revenues of $10,819,916 compared to a net loss of $1,355,417 ($0.02 per share) against revenues of $10,931,188 for the year ended December 31, 2022.

Gross profit margin returns were $4,582,447 (42% of revenues) for the year ended December 31, 2023 compared to $4,908,996 (45% of revenues) for the year ended December 31, 2022.  Gross profit margin returns diminished due to inflationary factors including the effects of higher interest rates on supply chain and lower plant volume.  Margins do remain well above industry averages due to the maintenance of production efficiencies and per order based pricing models that reflect higher raw material cost factors.

Total operational expenses decreased slightly to $5,878,723 for the year ended December 31, 2023 compared to $6,126,992 for the year ended December 31, 2022.  Operational expenses are in line with Management's expectations and comparable to the prior year.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 16 of 30

Since March 2021, Kelso and the original service providers (G&J) have been engaged in a termination and technology dispute regarding the TDA which moved to a formal arbitration hearing under the laws of the Province of British Columbia in September 2022.  On April 25, 2023 the Company and G&J received the arbitrator's final judgment to legally resolve all the disputed issues in a termination and technology arbitration regarding the TDA which moved to a formal arbitration hearing under the laws of the Province of British Columbia in September 2022.  The judgement is binding for all parties and requires Kelso to provide final financial payouts of US$465,360 to G&J for termination fees, asset payment issues and legal fees.  The Company has paid the award amount as at December 31, 2023 and the negative financial effects of this arbitration are incorporated in the financial statements as at December 31, 2023.

Factors in the reported income for the year ended December 31, 2023 include expenses related to ongoing marketing initiatives in the amount of $394,933 (2022 - $409,256) and related travel costs of $141,996 (2022 - $111,235).  These expenses are related to ongoing marketing programs for existing and new product opportunities.  Travel costs have increased due to a growing product portfolio coupled with the renewed ability to meet face-to-face with customers as COVID-19 requirements relax.

A key component of the Company's future business growth is the research, design, testing and qualification of new rail and automotive products.  During the year ended December 31, 2023 the Company's industrial product design and development costs were $1,124,831 (2022 - $1,068,708).  The increase between 2023 and 2022 is largely related to the completion and accelerated testing of the KXI Wildertec™ program. New product developments are a key priority to provide longer term opportunities for Kelso to grow its future revenues.  The Company's goal remains the diminishment of the negative financial effects of a historically cyclical rail tank car market with new revenue streams from non-rail products.

Management continues to administrate both the Company's rail operations and KXI HD development with the goal of longer-term business growth.  This is reflected in the Company's investments in human resources, marketing, sales and production operations for the year ended December 31, 2023.  The Company recorded office and administrative costs of $2,486,186 (2022 - $2,278,467) and management compensation was $720,500 (2022 - $720,003).  There was no accrual for contractual management performance bonuses for the year ended December 31, 2023 as none was earned (2022 - $Nil).  Management bonuses when earned are accrued by quarter and are paid based upon the audited year-end balance not later than May 15 of the year following.

Consulting fees for the year ended December 31, 2023 were $461,470 (2022 - $318,846) and investor relations fees were $84,000 (2022 - $84,000).  The increases in consulting fees were directly related to the use of additional independent experts and software specialists working on the KXI HD suspension project.

Accounting, audit and legal fees are cost components of the Company's corporate and product development strategies, arbitration costs and the required administration functions of a publicly listed industrial company listed on two major stock exchanges.  Costs for these professional audit and legal services were $280,102 for the year ended December 31, 2023 (2022 - $518,543).  The cost reduction is due to the completion of the arbitration in 2023 and the cost includes ongoing US tax and audit requirements.  Also included are the costs of complying with the rules and regulations of both the Toronto Stock Exchange and NYSE American Exchange including the complexities of regulatory documentation and Annual Information Form (AIF) and Securities Exchange Commission documentation (20-F).

The Company's functional currency is US dollars but Kelso also holds various assets in Canadian dollars.  The Canadian dollar has remained volatile in value against the US dollar therefore the Company has recorded a foreign exchange gain of $32,660 for the year ended December 31, 2023.

The Company has recorded an income tax expense of $170,475 for the year ended December 31, 2023 (2022 - $166,031).

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 17 of 30

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires the Company's Management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto.  Actual amounts may ultimately differ from these estimates and assumptions.  Management reviews the Company's estimates and underlying assumptions on an ongoing basis.  Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below.  Actual results may be substantially different.

(a) Impairment of long-lived assets

Long-lived assets consist of intangible assets and property, plant and equipment.

Determining the amount of impairment of intangible assets requires an estimation of the recoverable amount, which is defined as the higher of fair value less the cost of disposal or value in use.  Many factors used in assessing recoverable amounts are outside of the control of Management and it is reasonably likely that assumptions and estimates will change from period to period.

(b) Useful lives of depreciable assets

The Company reviews the Company's estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets.  Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

(c) Inventories

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date.  The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.  A change to these assumptions could impact the Company's inventory valuation and impact gross margins.

(d) Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons.  The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model.  Option pricing models require the input of highly subjective assumptions, including the expected volatility and expected life of the options.  Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

Restricted and deferred share units are measured using the fair value of the shares on the grant date.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 18 of 30

(e) Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's credit worthiness on an account-by-account basis.  Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation.  As at December 31, 2023, the Company has not made an allowance for bad debts.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2023 the Company had cash on deposit in the amount of $1,433,838, accounts receivable of $1,065,411 prepaid expenses of $134,349 and inventory of $3,376,005 compared to cash on deposit in the amount of $2,712,446, accounts receivable of $1,381,979, prepaid expenses of $92,768 and inventory of $4,144,196 as at December 31, 2022.

The Company had income tax payable of $10,024 at December 31, 2023 compared to $30,626 at December 31, 2022.

The working capital position of the Company as at December 31, 2023 was $5,026,580 compared to $7,000,568 as at December 31, 2022.  Capital resources and operations are to be expected to continue the Company's ability to conduct ongoing business as planned for the foreseeable future.

Total assets of the Company were $9,703,271 as at December 31, 2023 compared to $12,147,143 as at December 31, 2022.  Net assets of the Company were $8,720,248 as at December 31, 2023 compared to $10,781,672 as at December 31, 2022.  The Company had no interest-bearing long-term liabilities or debt as at December 31, 2023 or December 31, 2022.

The Company's revenue performance in 2023 diminished approximately 1% when compared to 2022.  The OEMs and owners of tank cars have been significantly affected by the current economy and have become more cautious about capital expenditure activities due to market trends during 2023 and into 2024. The fallout of these circumstances is that the Company must operate carefully in uncertain times.  There is a possibility of further diminishment of the Company's financial performance during 2024 due to slow economic rail activity related issues, hyper inflation and supply chain concerns although the impact and the duration of these circumstances remains uncertain.  The Company feels that Kelso's debt free financial position, the fair market value of its land, plant & equipment and available capital reserves at the date of this report will allow Kelso to continue to build its business over the foreseeable future.

Management takes all necessary precautions to minimize risks however additional risks could affect the future performance of the Company.  Business risks are detailed in the Risks and Uncertainties section of this MD&A (Page 22).

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 19 of 30

SELECTED QUARTERLY INFORMATION

	December 31,	September 30,	June 30,	March 31,
	2023	2023	2023	2023
Revenues	$3,069,359	$3,138,137	$2,152,462	$2,459,958
Gross profit	$1,282,077	$1,421,248	$792,554	$1,086,568
Expenses including non-cash items	$1,483,993	$1,487,422	$1,839,673	$1,873,245
Net income (loss) for the quarter	$(201,916)	$(66,174)	$(1,047,119)	$(786,677)
Basic earnings (loss) per share	$(0.02)	$(0.00)	$(0.02)	$(0.01)
Adjusted EBITDA (loss)	$16,663	$277,981	$(608,513)	$(531,618)
Common shares outstanding	54,443,422	54,320,086	54,320,086	54,320,086

	December 31,	September 30,	June 30,	March 31,
	2022	2022	2022	2022
Revenues	$2,389,477	$2,708,364	$2,869,496	$2,963,851
Gross profit	$1,042,642	$1,164,399	$1,273,561	$1,428,394
Expenses including non-cash items	$1,428,171	$1,525,921	$1,793,004	$1,488,316
Net income (loss) for the quarter	$(420,316)	$(361,522)	$(519,443)	$(54,136)
Basic earnings (loss) per share	$(0.00)	$(0.01)	$(0.01)	$(0.00)
Adjusted EBITDA (loss)	$(335,682)	$(31,379)	$75,606	$207,880
Common shares outstanding	54,320,086	54,320,086	54,320,086	54,320,086

SELECTED ANNUAL INFORMATION

	2023	2022	2021
Revenues	$10,819,916	$10,931,188	$7,425,707
Cost of goods sold	$6,237,469	$6,022,192	$4,229,215
Gross profit	$4,582,447	$4,908,996	$3,196,492
Expenses including non cash items	$5,878,723	$6,126,992	$6,254,981
Gains (losses) on other items	$(635,135)	$28,610	$472,561
Income tax expense	$170,475	$166,031	$172,639
Net income (Loss) for the year	$(2,101,886)	$(1,355,417)	$(2,758,567)
Number of common shares outstanding	54,443,422	54,320,086	54,320,086
Basic and diluted Loss per common share	$(0.04)	$(0.02)	$(0.05)
Adjusted EBITDA (Loss)	$(845,487)	$(83,575)	$(1,436,435)
Cash	$1,433,838	$2,712,446	$3,377,464
Working capital	$5,026,580	$7,000,568	$8,670,165
Total assets	$9,703,271	$12,147,143	$13,728,510
Shareholders' equity	$8,720,248	$10,781,672	$12,055,113

OFF BALANCE SHEET TRANSACTIONS

There are no off-balance sheet arrangements which could have a material effect on current or future results of operations or on the financial condition of the Company.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company has performed an assessment of new standards issued by the IASB that are not yet effective.  The Company has assessed that the impact of adopting these accounting standards on the Company's consolidated financial statements would not be significant.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 20 of 30

FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments.  The carrying values of cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.  The Company has exposure to the following risks from the Company's use of financial instruments:

  Credit risk;
  Liquidity risk; and
  Market risk.

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.  Cash is placed with a major Canadian financial institution and the Company's concentration of credit risk for cash and maximum exposure thereto is as at December 31, 2023 was $1,433,838 (2022 -$2,712,446).

With respect to the Company's accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within Management's expectations.  The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $972,680 (2022 - $1,240,625).  The Company's concentration of credit risk for accounts receivable with respect to its significant customers is as follows: Customer A is $248,948 (2022 - $224,954), Customer B is $257,400 (2022 - $436,400) and Customer C is $1,108 (2022 - $148,270).

To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of accounts receivable to ensure there is no indication that these amounts will not be fully recovered.

(b) Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet the Company's financial obligations as they fall due.  The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet the Company's liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

As at December 31, 2023, the Company has $1,433,838 (2022 - $2,712,446) of cash to settle current liabilities of $983,023 (2022 - $1,330,821) consisting of the following:  accounts payable and accrued liabilities of $933,410 (2022 - $1,184,463) income tax payable of $10,024 (2022 - $30,626) current portion of lease liability of $16,636 (2022 - $112,067), RSU liability of $22,953 (2022-$Nil) and the current portion of the derivative liability of $Nil (2022 - $3,665).  All payables classified as current liabilities are due within a year. The amount of the Company's remaining undiscounted contractual maturities for the lease liabilities is approximately $17,352 (2022 - $164,469; due within one to three years) which is due in less than one year.

(c) Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 21 of 30

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates.  The Company's cash consists of cash held in bank accounts that earn interest at variable rates.  Due to the short-term nature of this financial instrument, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii) Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars ("CAD").  The Company does not manage currency risk through hedging or other currency management tools.

As at December 31, 2023 the Company had the following net monetary assets denominated in CAD (amounts presented in USD):

	December 31, 2023	December 31, 2022
Cash	$50,792	$63,799
Accounts receivable	92,731	141,354
Accounts payable and accrued liabilities	(128,670)	(267,124)
	$14,853	$(61,971)

Based on the above, assuming all other variables remain constant at 2% (2022 - 7%) weakening or strengthening of the USD against the CAD would result in approximately $297 (2022 - $4,338) foreign exchange loss or gain in the consolidated statements of operations and comprehensive loss.

(iii) Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk.  The Company is not exposed to other price risk.

CAPITAL MANAGEMENT

The Company considers the Company's capital to be comprised of capital stock.  The Company's objective in managing the Company's capital is to maintain the Company's ability to continue to operate as a going concern and to further develop the Company's business goals.

In order to facilitate the management of the Company's capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  Management reviews the capital structure on a regular basis to ensure that strategic business objectives are met.  There were no changes to the Company's approach to capital management during 2023.  There are no externally-imposed restrictions on the Company's capital.

Given the financial performance in 2023 Management feels that Kelso's debt free financial position and available capital reserves at the date of this report should allow Kelso to execute its strategic business plans for the first part of 2024.  Although the Company may face a working capital deficit if revenues do not grow as anticipated.  To maintain the Company's strategic activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing secured by fixed assets.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 22 of 30

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, accurate, reliable and timely.  The disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that information required to be disclosed in the annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to Management, including the Company's certifying officers, as appropriate to allow timely decisions regarding required disclosure.

The President and Chief Executive Officer and Chief Financial Officer of the Company have evaluated, or caused the evaluation of, under their direct supervision, the design effectiveness of the Company's DC&P (as defined in Regulation 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings) as at December 31, 2023 and have concluded that such DC&P were designed effectively.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management has evaluated the design of the Company's ICFR as defined in Regulation 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings.  The evaluation was based on the criteria established in the "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations (2013) ("COSO").  This evaluation was performed by the President and Chief Executive Officer and Chief Financial Officer of the Company with the assistance of other Company's management and staff to the extent deemed necessary.  Based on this evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the ICFR were effectively designed as at December 31, 2023.

Despite the Company's evaluation, Management does recognize that any controls and procedures; no matter how well designed and administrated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

RISKS AND UNCERTAINTIES

The Company's business operations involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by forward looking statements in this MD&A.  The Company is diligent in minimizing exposure to business risk, but by the nature of the Company's activities and size, will always involve some risk.  These risks are not always quantifiable due to their uncertain nature.

"The Company's products involve detailed proprietary and engineering knowledge and specific customer adoption criteria.  If the Company is not able to effectively protect the Company's intellectual property or cater to specific customer adoption criteria, the Company's business may suffer a material negative impact and could fail."

The success of the Company will be dependent on the Company's ability to successfully develop; qualify under current industry regulations; and protect the Company's technologies by way of patents and trademarks.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 23 of 30

The Company has obtained patents for the Company's external constant force spring pressure relief valves and a one-bolt manway system, vacuum relief valve and bottom outlet valve.  If the Company is unable to secure trademark and patent protection for the Company's intellectual property in the future, or that protection is inadequate for future products, the Company's business may be materially adversely affected.

Further, there is no assurance that the Company's railroad equipment products and other aspects of the Company's business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties.  Although the Company is not aware of any such claims, the Company may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of the Company's business.  If the Company is found to have violated the intellectual property rights of others, the Company may be enjoined from using such intellectual property, and the Company may incur licensing fees or be forced to develop alternatives.  In addition, the Company may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit.  Successful infringement or licensing claims against the Company may result in substantial monetary liabilities, which may materially and adversely disrupt the Company's business.

"The Company is engaged in complex research and development activities where testing results may deem prospective products technologically or economically infeasible."

The Company invests in R&D activities that focus on the innovation of new products for rail/road tank cars and wilderness automotive suspension technologies.  The primary purpose of these R&D investments is to advance and broaden the Company's portfolio of commercial products that can improve the growth of future financial performance of the Company.  These R&D activities focus on a longer-term horizon and are not anticipated to generate immediate financial performance returns.  Returns on investment on R&D are always uncertain and cannot be guaranteed.  There is a risk that during the processes of R&D development that testing results may reveal that some or all products being developed are technologically or economically infeasible for market development and may be dropped.

"The Company may be unable to secure or maintain regulatory qualifications for the Company's products."

AAR has specific adoption criteria that must be met before the Company's products can be utilized by customers in the railroad industry.  The Company has been successful in obtaining AAR approvals for the Company's key products; however, there is no guarantee that the Company's products will continue to meet AAR standards and adoption criteria as they evolve or that new products developed by the Company will receive AAR approval.  In addition, certain customers may have specific adoption criteria beyond what is required by the AAR, and there is no guarantee that the Company will be able to cater to these specific adoption criteria.  The Company's failure to meet AAR and customer adoption criteria could have a material negative impact on the Company's ability to obtain purchase orders and generate revenue.

The Company's KXI Suspension System must meet and fully comply with the rules and regulations set forth by the Canadian Motor Vehicle Safety Standards and the Federal Motor Vehicle Safety Standards in the United States in order to enable customers to legally operate the technology in all arenas. Failure to meet these requirements could have a material negative impact on the Company's ability to obtain purchase orders and generate meaningful revenues.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 24 of 30

"The Company may not have sufficient capital to meet increases in business demands and may be unable to sustain the Company's ability to grow the Company's operations as anticipated."

Although the Company had a positive working capital in the amount of $5,026,580 as at December 31, 2023, the Company may, from time to time, face a working capital deficit.  To maintain the Company's activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing.  There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products; meet production schedules; execute delivery orders; and continue the Company's strategic operations.

The Company last accessed new equity capital on March 4, 2021 when Management successfully completed 100% of a private placement offering by issuing 7,000,000 units at a price of CAD$0.91 per unit, raising CAD$6,370,000 before expenses.  These funds and subsequent business operations have maintained the financial health and welfare of the Company's business affairs to date.

"The Company has a limited history of earnings and may not be able to achieve the Company's growth objectives."

The Company has a limited history of sustained earnings.  The Company is subject to all of the business risks and uncertainties associated with any business enterprise which is transitioning from product development to profitable operations, including the risk that the Company will not achieve the Company's growth objectives.

There is no assurance that the Company will be able to successfully complete the Company's business development plans or operate profitably over the short or long-term.  The Company is dependent upon the good faith and expertise of Management to identify, develop and operate commercially viable product lines.  No assurance can be given that the Company's efforts will result in the development of additional commercially viable product lines or that the Company's current product lines will prove to be commercially viable in the long-term.  If the Company's efforts are unsuccessful over a prolonged period of time, the Company may have insufficient working capital to continue to meet ongoing obligations and the Company's ability to obtain additional financing necessary to continue operations may also be adversely affected.  Even if the Company is successful in developing one or more additional product lines, there is no assurance that these product lines or the Company's existing product lines will be profitable.

"New commercial markets for the Company's products may not develop as quickly as anticipated or at all."

Markets for the Company's products may not develop as quickly as anticipated, or at all, resulting in the Company being unable to meet the Company's revenue and production targets.  This may have a material negative impact on the Company, particularly if the Company has incurred significant expenses to cater to increased market demand and such market demand does not materialize.

"Unforeseen competition could affect the Company's ability to grow revenues as projected."

Although the Company has patents, trademarks and other protections in place to protect the proprietary technology on which the Company's business is dependent, competitive products may be developed in the future.  Competition could adversely affect the Company's ability to acquire additional market share or to maintain revenue at current and projected levels.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 25 of 30

"Customer orders that are placed may be cancelled or rescheduled."

Although the Company makes efforts to ensure customers are satisfied with the Company's products, there is a risk that customers may cancel purchase orders before they are filled.  This may have a material negative impact on the Company, particularly if the Company has already ordered the component parts required to assemble the finished products for that order or if the Company has assembled the required finished products.  The negative impact may be mitigated by the Company's ability to utilize the component parts and finished products to satisfy other purchase orders, but there is no guarantee that the Company will able to mitigate the risk of loss to the Company from cancelled orders in this manner.

"The Company is dependent on a small number of OEM customers."

Although Management is optimistic about the Company's future as a railway equipment supplier, the Company is dependent upon three major customers that comprise the railroad tank car manufacturers for a significant portion of the Company's revenue.  The Company does not have any formal agreements for long-term, large-scale purchase orders with these customers and only sells to them when purchase orders are received.  The Company expects that this limited number of customers will continue to represent a substantial portion of the Company's sales for the foreseeable future.  The loss of any of these customers could have a material negative impact upon the Company and the Company's results of operations.

"Current products may not perform as well as expected."

There is a risk that the Company's products may not perform as well as expected, which may result in customer complaints, returned products, product recalls and/or loss of repeat customer orders.  Any one of these effects may have a material negative impact on the Company's ability to generate revenue and continue operations.

"There may be a shortage of parts and raw materials."

The Company currently has multiple suppliers in the United States and Canada for each of the component parts and raw materials required to assemble the Company's finished products.  There is a potential risk that, from time to time, the Company could face a shortage of parts and raw materials in the future if the Company's suppliers are unable to support current or increased customer demand for the Company's products.  This could have a material negative impact on the business development plans of the Company, the Company's revenues and continued operations.

"Production capacity may not be large enough to handle growth in market demand."

The Company's production facilities may not be large enough to handle growing market demand for the Company's products if market demand is above projected levels.  The Company may not have sufficient capital to fund increased production at the Company's existing facilities or to add new production facilities, and even if the Company did have sufficient funds for these purposes, the turnaround time to increase production may not be fast enough to meet market demand.  This may have a material negative impact on the Company's ability to maintain existing customers and expand the Company's customer base, and the Company's ability to generate revenue at current and projected levels.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 26 of 30

"The Company's product development efforts may not result in new qualified commercial products."

The Company's ambition to design research and develop proprietary new products for the railroad industry and road-to-no-road vehicle suspension market and to successfully develop new markets for the Company's products in other industries, such as the trucking industry, may not result in commercially accepted products or applications.  This may have a negative impact on the Company as the Company's current products may cease to be best-available technology and the Company may not have a replacement or alternative product offering.  The Company's investment in new product research and development is written off in the period in which it is incurred to account for the unpredictable nature of R&D projects.

"The Company may face uninsurable or underinsured risks."

In the course of development and production of railroad equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.  Of the above listed risks, only an act of war is truly uninsurable.  The Company maintains commercial general liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident, as well as product liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident.

Although the Company believes that the insurance policies currently in place adequately insure the Company given the size of the Company's customer base and revenues from product sales, there is a risk that the Company's insurance coverage may not be sufficient to cover future products claims.

"Raw materials used by the Company for the production of the Company's products are subject to price fluctuations which could change profitability expectations."

Many of the materials used in the Company's products are common raw materials such as steel and rubber.  These raw materials can be subject to significant price fluctuations.  A steep rise in the price of such raw materials may have an adverse effect on the financial returns of the Company's products and could negatively impact the Company's operating results.  As the Company does not have any purchase agreements with customers, the Company is able to mitigate the risks associated with price fluctuations in the Company's raw materials by adjusting the pricing of the Company's products per quoted purchase order.  However, there is no guarantee that customers will continue to purchase the Company's products if prices are adjusted due to the fluctuation in the price of raw materials.

"The success of the Company's business depends substantially on the continuing efforts of the Company's senior executives, and the Company's business may be severely disrupted if the Company loses their services."

The future success of the Company heavily depends upon the continued services of the Company's senior executives and other key employees.  In particular, the Company relies on the expertise and experience of the Company's Chief Executive Officer and Chief Financial Officer and the Chief Operating Officers of Kelso Technologies Inc., Kelso Technologies (USA) Inc., KIQ X Industries Inc., KIQ Industries Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.) and KXI Wildertec Industries Inc.  These individuals are under contractual obligations to the Company that expired on June 30, 2023 and have been extended by mutual agreement until June 30, 2024.  If one or more of the Company's senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all.  If any of the Company's senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 27 of 30

"International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in the global supply chain and financial markets."

Currently, there are various factors that impact geopolitical risk and uncertainty, including but not limited to the elevated geopolitical risk exemplified by ongoing active conflicts in the Middle East, between Israel and Palestine, and in Europe, between Russia and Ukraine, as well as risks associated with China-Taiwan tensions. The imposition of strict economic sanctions by Canada, the United States, the European Union, the United Kingdom and others in response to such conflict may have a destabilizing effect on commodity prices, supply chain and global economies more broadly. Supply chain disruptions may adversely affect the business, financial condition, and results of operations for the Company. The extent and duration of international conflicts, geopolitical tensions and related international action cannot be accurately predicted and the effects of such conflicts may magnify the impact of the other risks identified herein.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on forward-looking statements.

RELATED PARTY TRANSACTIONS

The remuneration of the Company's directors and three members of key Management, being the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	Year ended December 31
	2023	2022
Management compensation	$720,500	$720,003
RSU payment	$12,904	$23,000
Share-based expense	$81,233	$105,792
Directors' fees	$149,000	$163,000
	$963,637	$1,011,795

The Company has Management bonus agreements whereby 10% of the annual income before taxes, amortization and share-based expense is equally distributed to Management.  This bonus is accrued by quarter and is paid based upon the audited year end balance not later than May 15 of the year following.

During the year ended December 31, 2023, the Company paid consulting fees of $60,000 (2022 - $60,000; 2021-$60,000) to a consulting company owned by the spouse of the Chief Executive Officer.

As at December 31, 2023, amounts due to related parties included in accounts payable and accrued liabilities, which are unsecured and have no interest or specific terms, consist of $Nil (2022 - $Nil) for directors' fees and $Nil (2022 - $Nil) for management bonus.

DISCLOSURE OF OUTSTANDING SHARE DATA AS AT MARCH 22, 2024

1) Common shares issued and outstanding:  54,443,422

2) Share purchase options outstanding:  1,660,000

3) Share purchase warrants outstanding:  Nil

4) Restricted share units outstanding:  915,814

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 28 of 30

SUBSEQUENT EVENTS

  In January 2024, the Company announced that it is establishing an initial Phase-One production facility with additional leased space at its current R&D facility in West Kelowna, BC, Canada.  This Phase-One production facility is being designed and tooled to convert different classes of heavy duty "host" vehicles with the Company's patents pending proprietary Automated Traction Optimization Method for Vehicle Suspension Systems ("Method").  These vehicles will be sold to customers operating in extreme terrain environments who have specified their custom user case requirements utilizing our KXI Wildertec™ Method technologies.  Once completed the Phase-One facility is expected to have capacity to generate approximately $25 million of annual revenue commencing in late 2024.  With the assistance of the landlord, the current facility can be scaled to meet long term production volumes to service in excess of $100 million per year at the same location.  The facility will house R&D, Phase-One production and an on site test track.

  On March 5, 2024 the Company announced that it had notified the NYSE American ("NYSE American") of its intention to voluntarily delist its common shares ("Shares") from the NYSE American.  The Shares will continue to trade on the Toronto Stock Exchange ("TSX").

As previously announced in its press release dated December 18, 2023, Kelso received a notification letter (the "Notice") dated December 12, 2023 from the NYSE American stating that the NYSE American staff had determined that the Company's securities had been trading at a low price per share for a substantial period of time and as a result, the Company was not in compliance with the NYSE American's continued listing standards (the "Listing Standards").

After careful consideration, the Company had evaluated the benefits and costs of continuing its listing on NYSE American and has concluded that it is appropriate to voluntarily delist from the NYSE American at this time. With the Shares concurrently trading on the TSX, the Company believes the costs associated with a continued U.S. stock exchange listing, as well as the administrative burdens and requirements associated with maintaining a dual listing, are not justified at this time. The Company has also concluded that a reverse split of the Company's Shares of a magnitude necessary to come into compliance with the Listing Standards is not a desirable alternative at this time and would not be in the best interest of the Company's shareholders.  The Company does not expect to seek to list its shares on another U.S. national securities exchange or U.S. quotation system.

The Company has filed a Form 25 with the U.S. Securities and Exchange Commission on March 15, 2024, which Form will become effective 10 days following filing thereof, resulting in the delisting of the Shares from NYSE American effective prior to market open on March 26, 2024.

OUTLOOK

During Fiscal 2023, Kelso continued to strengthen the portfolio of its rail products by closely monitoring those products near completion of the required AAR service trial period. The strategic focus is to obtain full AAR approvals in 2024 for our entire portfolio of rail pressure car products to better grow our financial performance in a sustainable meaningful way.  This has been the Company's core branding ambition over the past fourteen years and it is now close to fruition in 2024.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 29 of 30

Rail operations in our Bonham, Texas facilities are effective and efficient productive systems that have been well developed since April 2010.  All functional elements of plant & equipment, production planning & controls, labour & staffing and product design/engineering are fully developed and productive at above average contribution margins from sales.  No further material capital investments in rail operations are anticipated for the foreseeable future.

Financial performance has fallen short of original expectations with our 5 year average at $12,175,532 per year.  This has been due to many macroeconomic factors, far beyond the control of the Company, that have created the current deep recession of business activities in the rail tank car industry.  This includes the penalizing affects of COVID-19, high interest rates, inflationary pressures, supply chain issues and lengthy AAR approval processes.  Despite the many challenges the Company has survived and still believes that it can exploit its growing competitive advantages in the rail industry.  Our goal is to become the primary, high quality valve supplier featuring its 100% "Made in USA" product line fully servicing the rail tank car market.

Key to the development of the Company's rail revenue growth ambitions in 2024 is the full AAR approval of our pressure car package.  This package sells at a much higher tank car unit value.  It is expected to grow rail car revenue from an average of $1,500 per tank car to over $10,000 per tank car.  Our specialized angle valves for the pressure car package have completed their service trial and are in the final stages of the full AAR approval process.  The AAR approvals are the key milestone to establish new revenue growth from rail related products.  Our goal is to fully service the needs of the pressure car market fleet that that stands at approximately 86,000 tank cars.  This provides a significant financial growth opportunity to pursue while continuing to obtain AAR approvals for the additional products in the R&D pipeline.

Since mid 2021 the Company's automotive innovation development operations have been heavily engaged in creating a unique fully automated "center-of-gravity" oriented Advanced Driver-Assistance System ("ADAS") designed specifically for wilderness travel.  In 2023 the Company confirmed that it had created the first "field-tested" automated suspension-based ADAS for emergency and commercial mission-critical wilderness operations.  Our ADAS technologies are specifically designed to address the challenging issues of worker well being and safety as well as ecological protection while delivering effective and efficient operational advantages to wilderness operating stakeholders.  The innovation design objectives are to create products that diminish the potentially dangerous effects of human and technology error through the use of the Company's proprietary engineered solutions.

On September 12, 2023 the Company's KXI Wildertec™ Software Division filed the first stage proprietary patent application for its Automated Traction Optimization Method for Vehicle Suspension Systems ("Method").  The Patent Application forms the Company's initial proprietary claims and intellectual foundation for its future KXI Wildertec™ technologies.  This patent application filing begins the Company's comprehensive proprietary protection program for additional protectable full automation ADAS developments and firmly positions the Company's artificial intelligence intentions.  The grant of the Canadian Patent on our Method technologies will be a key cornerstone event for the Company's business development ambitions.

In the automotive industry, ADAS refers to specialized automated technical features that are designed to increase the safety of operating motor vehicles on existing roadways.  Current automotive industry design ambitions are to use human-machine interfaces that can assist a driver's ability to react to dangers on established roads.  Upon extensively field testing the unique Method, Kelso's intelligence supports that the Company is the first enterprise to demonstrate a functional automated suspension-specific ADAS for commercial wilderness applications.  This is a major technology development advantage for the Company to grow future revenues from specialized automotive markets.

Kelso Technologies Inc. Management Discussion and Analysis Year Ended December 31, 2023 (Expressed in US Dollars unless otherwise indicated)	Page 30 of 30

Very little emphasis, if any, by the automotive world has addressed ADAS requirements in wilderness operations.  Our strategic business objectives are to lead the way on ADAS for no-road environments for emergency responders, commercial/industrial stakeholders and humanitarian aide and defense customers.  Our business ambition is to participate in the emerging global ADAS software market which is estimated to reach the $80 billion mark by 2030 as reported by industry experts, McKinsey & Company.

In February 2024 the Company established an initial Phase-One Pilot production facility with additional leased space at its current R&D facility in West Kelowna, BC, Canada.  This production facility is being designed and tooled to convert multiple classes of heavy duty "host" vehicles with the Company's patents pending proprietary Method technologies.  These vehicles are designed to be sold to customers operating in extreme terrain environments who have specified their custom user case requirements utilizing our Method technologies.

The Method is now regulatory compliant for sales to commercial wilderness operations including existing forestry roads.  The KXI equipped vehicle is compliant for operation on all resource and private roads through an all-terrain vehicle insurance policy.  The ambition is to obtain the necessary federal and regional compliance approvals to enable the technology to operate on all roadways as early as 2025.

The low capital investment reflects the ease of conversion of the "host" vehicle to the Method system in order to minimize the costs of the final salable vehicle.  Management is currently developing longer-term scheduling logistics, supply chain procurement systems, optimal inventory levels, labor and staffing needs and product design enhancements, continuing R&D needs, advancing engineering quality controls and general risk management controls.

Once completed the Phase-One facility is expected to have the potential to generate approximately $25 million of annual revenue currently expected to commence in early 2025.  The facility houses R&D, Phase-One production and an on site test track.

The Company will concentrate its production resources on delivering safety enhancing technology solutions for customers in, but not limited to, disaster response, wilderness fire fighting, mobile medical treatment, evacuation and emergency response, mining and exploration, energy transmission, civil engineering projects, telecommunications and geographic/environmental data systems.

In 2023, the Company made considerable progress in its research and development to create new innovative products.  Timing of required regulatory approvals on new rail and automotive products and corresponding revenue streams remains unpredictable and cannot be guaranteed to be successful.

The Company feels it is on course for new value creation as we look forward to new business success in both rail and automotive markets.  Management has determined a clear path for the commercialization of our new products in order to provide longer-term profitable revenue growth.  With no interest-bearing long-term debt to service and improved sales prospects from larger diverse markets, Kelso can focus on the growth of its equity value from financial performance generated from a wider range of new proprietary products.

Kelso Technologies Inc.

James R.  Bond,

President and Chief Executive Officer

KELSO TECHNOLOGIES INC.

Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in US Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF KELSO TECHNOLOGIES INC.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Kelso Technologies Inc. (the "Company") and its subsidiaries as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2023, 2022 and 2021, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023, 2022 and 2021, in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of intangible assets in the KXI heavy duty ("KXI HD") operating segment

As discussed in Note 8 to the consolidated financial statements, the intangible asset balance as of December 31, 2023 was $471,311, consisting of intellectual property rights related to the KXI HD operating segment. As the intangible asset is not yet available for its intended use, the Company performs impairment testing on an annual basis or whenever events or changes in circumstances indicate that the carrying value of a cash generating unit ("CGU") might exceed its recoverable amount, which is determined using the value in use method. The significant assumptions were determined to be the discount rate applied in the value in use model, estimated sales volumes, selling prices and costs per unit, and operating costs. The estimated recoverable value exceeds the carrying value as at December 31, 2023, therefore, the Company did not record an impairment charge in the CGU.

We identified the assessment of the fair value of intangible assets in the KXI HD operating segment as a critical audit matter. There was a high degree of auditor judgment required to evaluate the significant assumptions used in determining the recoverable amount. The sensitivity of reasonably possible changes to those assumptions could have a significant impact on the determination of the recoverable amount and the Company's assessment of impairment.

The following are the primary procedures we performed to address this critical audit matter. We assessed the reasonability of the discount rate by reviewing market data and consulting with an auditors' specialist. We evaluated the reasonableness of the Company's estimated sales volumes and selling prices by reviewing market data and through discussions with operational personnel, including discussions regarding the planned business initiatives for the KXI HD operating segment and current plans for commercialization of the product. We evaluated the estimated costs per unit by testing the actual costs to build the prototype units and evaluated operating costs by reviewing actual costs to date in comparison to projected costs.

Smythe LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2006.

Vancouver, Canada

March 22, 2024

Kelso Technologies Inc. Consolidated Statements of Financial Position December 31 (Expressed in US Dollars)

	2023	2022
Assets
Current
Cash (Note 5)	$1,433,838	$2,712,446
Accounts receivable (Note 5)	1,065,411	1,381,979
Prepaid expenses	134,349	92,768
Inventory (Note 6)	3,376,005	4,144,196

	6,009,603	8,331,389
Property, plant and equipment (Note 7)	3,155,176	3,277,262
Deposit (Note 8)	67,181	67,181
Intangible assets (Note 8)	471,311	471,311

	$9,703,271	$12,147,143

Liabilities
Current
Accounts payable and accrued liabilities (Notes 5 and 12)	$933,410	$1,184,463
Income tax payable	10,024	30,626
Current portion of lease liability (Note 9)	16,636	112,067
RSU liability (Note 11)	22,953	-
Derivative warrant liability (Note 10)	-	3,665

	983,023	1,330,821
Long term portion of lease liability (Note 9)	-	34,650

	983,023	1,365,471

Shareholders' Equity
Capital Stock (Note 11)	27,183,439	27,123,039
Reserves (Note 11)	4,820,145	4,840,083
Deficit	(23,283,336)	(21,181,450)

	8,720,248	10,781,672

	$9,703,271	$12,147,143

Approved on behalf of the Board:

"Frank Busch" (signed)
Frank Busch, Director

"Paul Cass" (signed")
Paul Cass, Director

See notes to consolidated financial statements

Kelso Technologies Inc. Consolidated Statements of Changes in Equity For the years ended December 31, 2023, 2022 and 2021 (Expressed in US Dollars)

	Capital Stock
	Number of
	Common
	Shares	Amount	Reserve	Deficit	Total
Balance, December 31, 2020	47,170,086	$23,366,542	$4,661,847	$(17,067,466)	$10,960,923
Share-based expense	-	-	133,645	-	133,645
Private placement, net of issue costs	7,000,000	3,664,112	-	-	3,664,112
Exercise of options	150,000	92,385	(37,385)	-	55,000
Net loss for the year	-	-	-	(2,758,567)	(2,758,567)
Balance, December 31, 2021	54,320,086	$27,123,039	$4,758,107	$(19,826,033)	$12,055,113
Share-based expense	-	-	163,051	-	163,051
Repurchase of RSUs	-	-	(81,075)	-	(81,075)
Net loss for the year	-	-	-	(1,355,417)	(1,355,417)
Balance, December 31, 2022	54,320,086	$27,123,039	$4,840,083	$(21,181,450)	$10,781,672
Shares issued for RSUs	123,336	60,400	(60,400)	-	-
Share-based expense	-	-	129,490	-	129,490
Repurchase of RSUs	-	-	(66,073)	-	(66,073)
Modification of RSUs	-	-	(22,955)	-	(22,955)
Net loss for the year	-	-	-	(2,101,886)	(2,101,886)
Balance, December 31, 2023	54,443,422	$27,183,439	$4,820,145	$(23,283,336)	$8,720,248

See notes to consolidated financial statements

Kelso Technologies Inc. Consolidated Statements of Operations and Comprehensive Loss For the years ended December 31, (Expressed in US Dollars)

	2023	2022	2021
Revenues (Note 15)	$10,819,916	$10,931,188	$7,425,707
Cost of Goods Sold (Notes 6 and 7)	6,237,469	6,022,192	4,229,215

Gross Profit	4,582,447	4,908,996	3,196,492
Expenses
Office and administration (Note 12)	2,486,186	2,278,467	2,243,413
Management compensation (Note 12)	720,500	720,003	720,923
Research (Note 7)	1,124,831	1,068,708	1,697,497
Marketing	394,933	409,256	353,010
Travel	141,996	111,235	64,419
Accounting and legal	280,102	518,543	271,613
Share-based expense (Notes 11 and 12)	129,490	163,051	133,645
Consulting (Note 12)	461,470	318,846	325,024
Investor relations	84,000	84,000	84,000
Foreign exchange (gain) loss	(32,660)	55,231	(78,428)
Amortization (Notes 7 and 8)	87,875	399,652	437,865
Bad debts	-	-	2,000
	5,878,723	6,126,992	6,254,981

Loss Before the Following:	(1,296,276)	(1,217,996)	(3,058,489)
Gain on repurchase of RSUs (Note 11)	40,785	45,806	-
Gain on revaluation of derivative warrant liability (Note 10)	3,665	263,446	658,626
Gain (loss) on sale of property, plant and equipment (Note 7)	-	(20,602)	8,389
Write-off of inventory (Note 6)	(214,225)	(260,040)	(117,403)
Unit issuance costs (Note 11)	-	-	(77,051)
Termination settlement (Note 8)	(465,360)	-	-
Loss Before Taxes:	(1,931,411)	(1,189,386)	(2,585,928)

Income Tax Expense (Note 13)
Current	170,475	166,031	172,639

Net Loss and Comprehensive Loss for the Year	$(2,101,886)	$(1,355,417)	$(2,758,567)
Basic and Diluted Loss Per Share	$(0.04)	$(0.02)	$(0.05)
Weighted Average Number of Common Shares Outstanding	54,337,995	54,320,086	53,082,689

See notes to consolidated financial statements

Kelso Technologies Inc. Consolidated Statements of Cash Flows For the years ended December 31, (Expressed in US Dollars)

	2023	2022	2021
Operating Activities
Net loss	$(2,101,886)	$(1,355,417)	$(2,758,567)
Items not involving cash:
Amortization	785,505	1,044,222	1,573,091
Write-off of inventory	214,225	260,040	117,403
Loss (gain) on sale of property, plant and equipment	-	20,602	(8,389)
Share-based expense	129,490	163,051	133,645
Bad debts	-	-	2,000
Gain on repurchase of RSUs	(40,785)	(45,806)	-
Gain on revaluation of derivative warrant liability	(3,665)	(263,446)	(658,626)
Unrealized foreign exchange loss (gain)	1,154	(31,648)	(9,631)
	(1,015,962)	(208,402)	(1,609,074)
Changes in non-cash working capital
Accounts receivable	316,568	(574,970)	(273,350)
Prepaid expenses	(41,581)	68,722	1,249
Inventory	556,043	1,133,374	(182,655)
Accounts payable and accrued liabilities	(69,717)	(134,915)	332,076
Income tax payable	(20,602)	30,626	(91,566)
	740,711	522,810	(214,246)
Cash Provided by (Used in) Operating Activities	(275,251)	314,408	(1,823,320)
Investing Activities
Proceeds from disposition of property, plant and equipment	-	27,339	27,704
Acquisition of property, plant and equipment	(754,770)	(754,020)	(131,382)
Deposit on intangible assets	-	-	(127,643)
Acquisition of intangible assets	(92,062)	(148,814)	(169,973)
Cash Used in Investing Activities	(846,832)	(875,495)	(401,294)
Financing Activities
Issue of common shares, net of issue costs	-	-	4,589,849
Exercise of options	-	-	55,000
Repurchase of RSUs	(25,288)	(35,269)	-
Lease liability payments	(130,081)	(100,310)	(104,493)
Cash Provided by (Used in) Financing Activities	(155,369)	(135,579)	4,540,356
Foreign Exchange Effect on Cash	(1,156)	31,648	12,673
Inflow (Outflow) of Cash	(1,278,608)	(665,018)	2,328,415
Cash, Beginning of Year	2,712,446	3,377,464	1,049,049

Cash, End of Year	$1,433,838	$2,712,446	$3,377,464

Supplemental Cash Flow Information (Note 14)

See notes to consolidated financial statements

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 (Expressed in US Dollars)

1. NATURE OF OPERATIONS

Kelso Technologies Inc. (the "Company") was incorporated under the laws of British Columbia on March 16, 1987. The Company designs, engineers, markets, produces and distributes various proprietary pressure relief valves and manway securement systems designed to reduce the risk of environmental harm due to non-accidental events in the transportation of hazardous commodities via railroad tank cars.  In addition, the Company is an engineering development company specializing in proprietary service equipment used in transportation applications.  The Company trades on the Toronto Stock Exchange ("TSX") under the symbol "KLS", and the New York Stock Exchange ("NYSE") under the trading symbol "KIQ". The Company listed on the TSX on May 22, 2014 and on the NYSE on October 14, 2014. The Company's head office is located at 13966 18B Avenue, South Surrey, British Columbia, V4A 8J1. Subsequent to year-end, the Company is in the process of delisting from the NYSE (Note 18).

2. BASIS OF PREPARATION

(a) Statement of compliance

These audited consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

These consolidated financial statements have been prepared under the historical cost basis, except for financial instruments, which are stated at their fair values.  These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(b) Basis of presentation and consolidation

The consolidated financial statements include the accounts of the Company and its integrated wholly owned subsidiaries, Kelso Technologies (USA) Inc., Kel-Flo Industries Inc., KIQ X Industries Inc. and KXI Wildertec Industries Inc. which are all Nevada, USA corporations except KIQ X Industries Inc., and KXI Wildertec Industries Inc., which were incorporated in British Columbia.  Intercompany transactions and balances have been eliminated on consolidation.  Subsidiaries are consolidated from the date upon which control is acquired by the Company and all material intercompany transactions and balances have been eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(c) Functional and presentation currency

The functional and presentation currency of the Company and its subsidiaries is the US dollar ("USD").

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 (Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgments and estimation uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires the Company's management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto.  Actual amounts may ultimately differ from these estimates and assumptions.  The Company reviews its estimates and underlying assumptions on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and may impact future periods.

Significant management judgments

The following are significant management judgments in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

(i) Income taxes

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company generating future taxable income against which the deferred tax assets can be utilized.  In addition, significant judgment is required in classifying transactions and assessing probable outcomes of tax positions taken, and in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

(ii) Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates.  The Company has determined its functional currency and that of its subsidiaries is the USD.  Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(iii) Research and development expenditures

The application of the Company's accounting policy for research and development expenditures requires judgment in determining whether an activity is determined to be research or development, and if deemed to be development, whether it is probable that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances.  Estimates and assumptions may change if new information becomes available.  If new information becomes available indicating that it is unlikely that future economic benefits will flow to the Company, the amount capitalized is written off to profit or loss in the period the new information becomes available.

(iv) Treatment of restricted share units

The initial treatment of restricted share units ("RSUs") requires management to apply judgment in assessing the terms and conditions of the grant to determine whether RSUs will be equity-settled or cash-settled.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 (Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgments and estimation uncertainty (continued)

Estimation uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below.  Actual results may be substantially different.

(i) Impairment of long-lived assets

Long-lived assets consist of intangible assets and property, plant and equipment.

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that the carrying amount is not recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Intangible assets with indefinite useful lives and those not in use are tested for impairment annually. When an individual asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.  Assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.  When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs of disposal and value in use.  Fair value is determined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

(ii) Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets.  Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

(iii) Inventories

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date.  The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.  A change to these assumptions could impact the Company's inventory valuation and impact gross margins.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 (Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgments and estimation uncertainty (continued)

Estimation uncertainty (continued)

(iv) Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. For equity settled awards, the fair value is charged to the consolidated statements of operations and comprehensive income loss and credited to reserves, over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted for share-based payments made to employees or others providing similar services. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires making assumptions to determine the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option or warrant, volatility, expected forfeiture rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's share-based awards. Warrant liabilities are accounted for as derivative liabilities as they are exercisable in Canadian dollars (Note 10).

Restricted and deferred share units are measured using the fair value of the shares on the grant date (Note 11).

(v) Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's credit worthiness on an account-by-account basis.  Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation.

(vi) Lease liability

The Company uses estimation in determining the incremental borrowing rate used to measure the lease liability, specific to the asset, underlying currency, and geographic location. Where the rate implicit in the lease is not readily determinable, the discount rate of the lease obligations is estimated using a discount rate similar to the Company's specific borrowing rate. This rate represents the rate that the Company would incur to obtain the funds necessary to purchase the asset of a similar value, with similar payment terms and security in a similar environment. The Company applies judgement in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term.

(e) Approval of the consolidated financial statements

The consolidated financial statements of the Company for year ended December 31, 2023 were approved and authorized for issue by the Board of Directors on March 22, 2024.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 (Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(f) New accounting standards issued but not yet effective

The Company has performed an assessment of new standards issued by the IASB that are not yet effective. The Company has assessed that the impact of adopting these accounting standards on its consolidated financial statements would not be significant.

3. MATERIAL ACCOUNTING POLICIES

The following is a summary of material accounting policies:

(a) Inventory

Inventory components include raw materials and supplies used to assemble valves and manway covers, as well as finished valves and manway covers.  All inventories are recorded at the lower of cost on a weighted average basis and net realizable value.  The stated value of all inventories includes purchase and assembly costs of all raw materials and supplies, and attributable overhead and amortization.  A regular review is undertaken to determine the extent of any provision for obsolescence.  When a circumstance that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed.  The amount of the reversal is limited to the amount of the original write-down.

(b) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost.  Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.  The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.  The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period.  A change in the expected useful life of the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.  The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable.  If not, the change in useful life from indefinite to finite is made on a prospective basis.

The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives as follows:

Patents	- 5 years
Rights	- 2 years
Intellectual Property	- 7 years

Amortization begins when the intangible asset is ready for use.  Product and technology development costs, which meet the criteria for deferral and are expected to provide future economic benefits with reasonable certainty, are deferred and amortized over the estimated life of the products or technology once commercialization commences.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 (Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(c) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization and accumulated impairment losses, if any.  Leasehold improvements and prototypes are amortized on a straight-line basis over the lease term and estimated useful life respectively.  Amortization is calculated over the estimated useful life of the property, plant and equipment at the following annual rates:

Building	- 4% declining-balance
Production equipment	- 20% declining-balance
Leasehold improvements	- 5 year straight-line
Prototypes	- 2 year straight-line

(d) Revenue recognition

Revenues from the sale of pressure relief valves, manway securement systems and related products is recognised when all the performance obligations identified in the customer contract, typically consisting of a purchase order, are satisfied.  The performance obligations in a typical purchase order are the manufacture of the pressure relief valve, manway securement system and related accessories and delivery of those items. The Company recognizes revenue when collection is reasonably assured.

(e) Impairment of long-lived assets

The Company's tangible and intangible assets with definite useful lives are reviewed for any indication of impairment at each statement of financial position date.  If indication of impairment exists, the asset's recoverable amount is estimated.  Intangible assets not yet available for use or those with indefinite useful lives are tested annually for impairment.  An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount.  A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflow from other assets or groups of assets.

The recoverable amount is the greater of the asset's fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(f) Income taxes

(i) Current and deferred income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of operations and comprehensive loss.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 (Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(f) Income taxes (continued)

(i) Current and deferred income taxes (continued)

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.  Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(ii) Texas margin tax

Effective January 1, 2007, the state of Texas enacted an annual franchise tax known as the Texas margin tax, which is equal to 1% of the lesser of: (a) 70% of a taxable entity's revenue; and (b) 100% of total revenue less, at the election of the taxpayer: (i) cost of goods sold; or (ii) compensation. A provision for the margin tax owing has been recorded in the consolidated statements of operations and comprehensive loss.

(g) Foreign currency translation

The accounts of foreign balances and transactions are translated into USD as follows:

(i) Monetary assets and liabilities, at the rate of exchange in effect at the consolidated statement of financial position date;

(ii) Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii) Revenue and expense items (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange prevailing at the transaction date.

Gains and losses arising from translation of foreign currency are included in the determination of net income (loss).

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 (Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(h) Earnings per share

The Company presents basic earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. The Company uses the treasury stock method for calculating diluted earnings per share.  Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period.  However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

(i) Share-based expense

The Company has a stock option plan, restricted share unit plan, and deferred share unit plan, which are described in note 11.  The Company grants equity-settled share-based awards to directors, officers and employees, and consultants.  Share-based expense to employees is measured at the fair value of the equity instruments at the grant date.  The fair value of share options is measured using the Black-Scholes option pricing model.  Restricted and deferred share units are measured using the fair value of the shares on the grant date.  The share-based expense to employees is recognized over the vesting period using the graded vesting method.

Fair value of share-based expenses for non-employees is recognized and measured at the date the good or services are received based on the fair value of the goods or services received.  If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based expense is measured at the fair value of the equity instrument issued.

For both employees and non-employees, the fair value of equity-settled share-based expense is recognized on the consolidated statements of operations and comprehensive loss, with a corresponding increase in reserves.  The amount recognized as expense is adjusted to reflect the number of awards expected to vest.  Consideration received on the exercise of stock options is recorded in capital stock and the related share-based expense in reserves is transferred to capital stock. When restricted share units ("RSUs") are settled in shares, the recorded fair value is transferred from reserves to capital stock.

For both employees and non-employees, the fair value of cash-settled RSUs is recognized as share-based expense, with a corresponding increase in RSU liability over the vesting period. The amount recognized as an expense is based on the estimate of the number of RSUs expected to vest. Cash-settled RSUs are measured at their fair value at each reporting period on a mark-to-market basis. Upon vesting of the cash settled RSUs, the RSU liability is reduced by the cash payout.

After the initial grant of RSUs, the Company may determine that equity-settled awards should be treated as cash-settled going forward. In this instance, the change is accounted for as a modification of the original awards. On the date of modification, a liability is recognized based on the fair value of the vested awards to date. A corresponding reduction in reserves is recognized only to the extent of the fair value of the original awards. Any incremental fair value of the cash-settled award over the equity-settled award on modification date is recognized immediately in share-based expense.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 (Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(j) Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company.  Any previously recorded share-based expense included in the share-based expenses reserve is transferred to capital stock on exercise of options.  Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance.  The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve.  Consideration received for the exercise of warrants is recorded in capital stock, and any related amount recorded in warrants reserve is transferred to capital stock.

Canadian dollar denominated share purchase warrants are classified as a derivative warrant liability under the principles of IFRS 9 Financial Instruments (Note 10). As the exercise price of the share purchase warrant is fixed in Canadian dollars and the functional currency of the Company is the USD, the share purchase warrants are considered a derivative liability in accordance with IAS 32 Financial Instruments: Presentation as a variable amount of cash in the Company's functional currency will be received upon exercise. These types of share purchase warrants are recognized at fair value using an option pricing model at the date of issue. Share purchase warrants are initially recorded as a liability at fair value with any subsequent changes in fair value recognized in profit or loss. Upon exercise of the share purchase warrants with exercise prices in a currency other than the Company's functional currency, the share purchase warrants are revalued at the date of exercise and the total fair value of the exercised share purchase warrants is reallocated to capital stock. The proceeds generated from the payment of the exercise price are also allocated to equity.

(k) Financial instruments

(i) Financial assets

Initial recognition and measurement

The Company recognizes a financial asset when it becomes a party to the contractual provisions of the instrument. A financial asset is measured initially at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue.  On initial recognition, a financial asset is classified as measured at amortized cost or fair value through profit or loss.  A financial asset is measured at amortized cost if it meets the conditions that:  i) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows, ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and iii) is not designated as fair value through profit or loss.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 (Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(k) Financial instruments (continued)

(i) Financial assets (continued)

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit and loss are carried in the consolidated statements of financial position at fair value with changes in fair value therein, recognized in the consolidated statements of operations and comprehensive loss.  The Company classifies cash as measured at fair value through profit or loss.

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance. The Company classifies accounts receivable, prepaid expenses and deposits as measured at amortized cost.

Derecognition

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when:

• the contractual rights to receive cash flows from the asset have expired; or

• the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement;  and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(ii) Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.  A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires.  Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost.  All interest-related charges are reported in profit or loss within interest expense, if applicable.

Amortized cost

A financial liability at amortized cost is initially measured at fair value less transaction costs directly attributable to the issuance of the financial liability. Subsequently, the financial liability is measured at amortized cost based on the effective interest rate method.  The Company classifies accounts payable and accrued liabilities, income tax payable and lease liabilities as measured at amortized cost.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 (Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(k) Financial instruments (continued)

(ii) Financial liabilities (continued)

Fair value through profit or loss ("FVTPL")

A financial liability measured at FVTPL is initially measured at fair value with any associated transaction costs being recognized in profit or loss when incurred. Subsequently, the financial liability is re-measured at fair value, and a gain or loss is recognized in profit or loss in the reporting period in which it arises.  The Company classifies derivative warrant liability and RSU liability as measured at FVTPL.

Derecognition

The Company derecognizes a financial liability when the financial liability is discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of loss and comprehensive loss.

(iii) Fair value hierarchy

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values.  The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data.  Level 3 valuations are based on inputs that are not based on observable market data.

(l) Leases

At inception, the Company assesses whether a contract contains an embedded lease. A contract contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company, as lessee, is required to recognize a right-of-use asset ("ROU asset"), representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments.

IFRS 16 Leases, provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

The Company recognizes a ROU asset and a lease liability at the commencement of the lease. The ROU asset is initially measured based on the present value of lease payments, plus initial direct cost, less any incentives received. It is subsequently measured at cost less accumulated amortization, impairment losses and adjusted for certain remeasurements of the lease liability. The ROU asset is amortized from the commencement date over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 (Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(l) Leases (continued)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The incremental borrowing rate is the rate which the operation would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the ROU asset in a similar economic environment.

Lease payments included in the measurement of the lease liability are comprised of:

• fixed payments, including in-substance fixed payments;

• variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

• amounts expected to be payable under a residual value guarantee;

• the exercise price under a purchase option that the Company is reasonably certain to exercise;

• lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option; and

• penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Variable lease payments that do not depend on an index or a rate not included in the initial measurement of the ROU asset and lease liability are recognized as an expense in profit or loss in the period in which they are incurred.

The ROU assets are presented within "Property, plant and equipment" and the lease liabilities are presented in "Lease liability" on the consolidated statements of financial position.

(m) Research and development

The Company incurs costs on activities that relate to research and development of new products.  Research and development costs are expensed, except in cases where development costs meet certain identifiable criteria for deferral, including technical and economic feasibility.  Development costs are capitalized only if the expenditures can be reassured reliably, the product or process is technically and commercial feasible, future economic benefits are probable, and the Company intends to, and has sufficient resources to, complete development and to use or sell the asset.  Deferred development costs are amortized over the life of related commercial production, or in the case of serviceable property and equipment, are included in the appropriate property group and are depreciated over the estimated useful life.  As at December 31, 2023, the Company has capitalized $471,311 (2022 - $471,311) of research and development costs as part of intellectual property.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 (Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(n) Provisions and contingent liabilities

Provisions for losses arising from claims, litigation and other sources are recognized when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount can be reasonably estimated. Provisions are adjusted as additional information becomes available or circumstances change.

Contingent liabilities are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

4. CAPITAL MANAGEMENT

The Company considers its capital to be comprised of shareholders' equity.

The Company's objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business.  To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  Management reviews the capital structure on a regular basis to ensure the above objectives are met.  There have been no changes to the Company's approach to capital management during the year ended December 31, 2023.  There are no externally imposed restrictions on the Company's capital.

5. FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company's financial instruments classified as level 1 in the fair value hierarchy are cash, accounts receivable, prepaid expenses, deposits, and accounts payable and accrued liabilities and income tax payable, as their carrying values approximate their fair values due to their short-term nature. The RSU liability is classified as level 1 as its value is based on the market price of the Company's common shares. The derivative warrant liability and lease liability are classified as level 2 and 3 respectively.

The Company has exposure to the following risks from its use of financial instruments:

• Credit risk;

• Liquidity risk; and

• Market risk.

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.  Cash is held with major Canadian and US financial institutions and the Company's concentration of credit risk for cash and maximum exposure thereto is $1,433,838 (2022 - $2,712,446).

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 (Expressed in US Dollars)

5. FINANCIAL INSTRUMENTS (Continued)

(a) Credit risk (continued)

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations.  The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $972,680 (2022 - $1,240,625).  The Company's concentration of credit risk for accounts receivable with respect to its significant customers is as follows: Customer A is $248,948 (2022 - $224,954), Customer B is $257,400 (2022 - $436,400), Customer C is $1,108 (2022 - $148,270) (Note 15).

To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of the accounts receivable to ensure there is no indication that these amounts will not be fully recoverable.  The Company's aging of accounts receivable, excluding goods and services tax receivable, at December 31, 2023 and 2022 is as follows:

	December 31, 2023	December 31, 2022
Current	$748,493	$644,713
1 - 60 days	211,896	537,080
61 days and over	12,291	58,832
	$972,680	$1,240,625

(b) Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due.  The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

At December 31, 2023, the Company has $1,433,838 (2022 - $2,712,446) of cash to settle current liabilities of $983,023 (2022 - $1,330,821) consisting of the following:  accounts payable and accrued liabilities of $933,410 (2022 - $1,184,463), income tax payable of $10,024 (2022 - $30,626) the current portion of lease liability of $16,636 (2022 - $112,067), RSU liability of $22,953 (2022 - $Nil) and current portion of the derivative liability of $Nil (2022 - $3,665).  All payables classified as current liabilities are due within a year. The amount of the Company's remaining undiscounted contractual maturities for the lease liabilities is approximately $17,352 (2022 - $164,469; due within one to three years) which is due in less than one year (Note 9).

(c) Market risk

The significant market risks to which the Company could be exposed are interest rate risk and currency risk.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates.  The Company is not exposed to significant interest rate risk.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 (Expressed in US Dollars)

5. FINANCIAL INSTRUMENTS (Continued)

(c) Market risk (continued)

(ii) Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received, and balances maintained by the Company are denominated in Canadian dollars ("CAD").  The Company does not manage currency risk through hedging or other currency management tools.

As at December 31, 2023 and 2022, the Company had the following net monetary assets (liabilities) denominated in CAD (amounts presented in USD):

	December 30, 2023	December 31, 2022
Cash	$50,792	$63,799
Accounts receivable	92,731	141,354
Accounts payable and accrued liabilities	(128,670)	(267,124)
	$14,853	$(61,971)

Based on the above, assuming all other variables remain constant, a 2% (2022 - 7%) weakening or strengthening of the USD against the CAD would result in approximately $297 (2022 - $4,338) foreign exchange loss or gain in the consolidated statements of operations and comprehensive loss.

6. INVENTORY

	December 31, 2023	December 31, 2022
Finished goods	$100,613	$132,266
Raw materials and supplies	3,275,392	4,011,930
	$3,376,005	$4,144,196

Included in cost of goods sold is $4,915,574, (2022 - $4,695,464; 2021 - $3,091,973) of direct material costs recognized as expense.  Inventory written-off during the year was $214,225 (2022 - $260,040; 2021 - $117,403).

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 (Expressed in US Dollars)

7. PROPERTY, PLANT AND EQUIPMENT

			Leasehold	Production
Cost	Land	Building	Improvements	Equipment	Prototypes	ROU Asset	Total
Balance, December 31, 2021	$12,558	$2,963,983	$43,715	$1,024,226	$2,583,001	$316,470	$6,943,953
Additions	-	-	-	29,191	833,572	-	862,763
Disposals	-	-	-	(21,347)	(77,684)	-	(99,031)
Balance, December 31, 2022	$12,558	$2,963,983	$43,715	$1,032,070	$3,338,889	$316,470	$7,707,685
Additions	-	-	-	-	665,496	-	665,496
Disposals	-	-	-	-	(79,010)	-	(79,010)
Balance, December 31, 2023	$12,558	$2,963,983	$43,715	$1,032,070	$3,925,375	$316,470	$8,294,171
Accumulated Amortization
Balance, December 31, 2021	$-	$797,815	$39,572	$716,167	$1,977,135	$166,870	$3,697,559
Amortization	-	85,356	4,143	61,364	525,916	66,489	743,268
Disposals	-	-	-	(5,942)	(4,462)	-	(10,404)
Balance, December 31, 2022	$-	$883,171	$43,715	$771,589	$2,498,589	$233,359	$4,430,423
Amortization	-	81,992	-	48,317	590,784	66,489	787,582
Disposals	-	-	-	-	(79,010)	-	(79,010)
Balance, December 31, 2023	$-	$965,163	$43,715	$819,906	$3,010,363	$299,848	$5,138,995
Carrying Value
December 31, 2023	$12,558	$1,998,820	$-	$212,164	$915,012	$16,622	$3,155,176
December 31, 2022	$12,558	$2,080,812	$-	$260,481	$840,300	$83,111	$3,277,262

Included in inventory is $2,077 (2022 - $3,025; 2021 - $6,774) of amortization related to property, plant and equipment.

Included in cost of goods sold is $107,631 (2022 - $118,654; 2021 - $131,580) of amortization related to property, plant and equipment.

Included in amortization expense is $87,875 (2022 - $95,673; 2021 - $133,885) of amortization related to property, plant and equipment.

Included in research expense is $589,999 (2022 - $525,916; 2021 - $1,011,445) of amortization related to property, plant and equipment.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 (Expressed in US Dollars)

8. INTANGIBLE ASSETS

Cost	Patent	Rights	Intellectual Property	Total
Balance, December 31, 2020	$40,840	$672,959	$-	$713,799
Additions	-	-	169,973	169,973
Balance, December 31, 2021	$40,840	$672,959	$169,973	$883,772
Additions	-	-	301,338	301,338
Balance, December 31, 2022	$40,840	$672,959	$471,311	$1,185,110
Additions	-	-	-	-
Balance, December 31, 2023	$40,840	$672,959	$471,311	$1,185,110
Accumulated Amortization
Balance, December 31, 2020	$40,840	$65,000	$-	$105,840
Amortization	-	303,980	-	303,980
Balance, December 31, 2021	$40,840	$368,980	$-	$409,820
Amortization	-	303,979	-	303,979
Balance, December 31, 2022	$40,840	$672,959	$-	$713,799
Amortization	-	-	-	-
Balance, December 31, 2023	$40,840	$672,959	$-	$713,799
Carrying Value
December 31, 2023	$-	$-	$471,311	$471,311
December 31, 2022	$-	$-	$471,311	$471,311

During the year ended December 31, 2010, the Company entered into an agreement to acquire a patent related to their manway securement systems.  The Company is obligated to pay a 5% royalty in accordance with the agreement (Note 15).

On November 10, 2016, the Company entered into a technology development agreement to acquire all intellectual property rights (the "Products") of G&J Technologies, Inc. (the "Vendor") for consideration of $217,946, consisting of $25,000 in cash and 250,000 common shares with a fair value of $192,946.  The shares were issued during the year ended December 31, 2017. On November 10, 2016, the Vendor also entered into a consulting agreement with the Company for a fee of $10,000 per month.

In addition, the Company will pay an additional $75,000 in cash and issue 750,000 common shares of the Company to the Vendor based on the following milestones:

• $25,000 cash and 250,000 common shares issuable on the filing of the first new patent application related to the Products (the Company paid the cash and issued the shares with a fair value of $208,486 during the year ended December 31, 2017);

• $25,000 cash and 250,000 common shares issuable on the successful completion of a production prototype for the first Product (the Company accrued for the cash payment and shares to be issued with a fair value of $131,527 at December 31, 2017); the cash and shares were issued during the year ended December 31, 2018; and

• $25,000 cash and 250,000 common shares issuable on the completion of the sale of the first ten commercial vehicles incorporating the Products.

The Company is also required to pay a royalty to the Vendor of 2.5% of the net sales earned by the Company, to be paid within 30 days of the end of each calendar quarter.  As at December 31, 2023 the Company has not earned any revenue from the sale of the Products.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 (Expressed in US Dollars)

8. INTANGIBLE ASSETS (Continued)

On March 3, 2021, the Company terminated the technology development agreement, including the consulting agreement for $10,000 per month.  The Company will still maintain all intellectual property rights acquired under the agreement and will still be liable for the 2.5% royalty.  This termination was in the arbitration process and a judgment was rendered on April 25, 2023, awarding G&J Technologies Inc. $465,360 for termination fees, asset payment issued and legal fees. All amounts awarded have been paid as at December 31, 2023.

On October 25, 2021, the Company entered into a technology services agreement with a third-party developer (the "Agreement") to further develop its internal intellectual property related to the active suspension control system for no road vehicles. The Agreement consists of total payments of $663,419 ($810,000 CAD).  Intellectual property developed under the Agreement will be the property of the Company and certain background technology of the developer will be licensed by the Company for the purpose of manufacturing and selling the related products.  The royalty payment for the license will be $27,000 CAD per year for a period of 10 years (the "License Fee") with the first year fee waived and the second year discounted 50%.  If the Company purchases a minimum of 10 control systems designed under the Agreement in any year, the License Fee for that year will be waived.  The Company may receive an unrestricted license to use the background technology of the developer at any time by paying the cumulative remaining License Fees plus a one-time payment of $50,000.

During the year ended December 31, 2023, the Company incurred a total of $Nil (2022 $301,338) with this vendor which was capitalized to intellectual property. In addition, the Company had a deposit of $67,181 (2022 - $67,181) at December 31, 2023 to be applied over the term of the Agreement.

9. LEASE LIABILITY

The Company has lease agreements for its warehouse space in Kelowna, British Columbia and for vehicles used in the development of prototypes (Note 7).

The continuity of the lease liability for years ended December 31, 2023 and 2022 is as follows:

Lease liability	Warehouse	Vehicles	Total
Lease liability, December 31, 2020	$31,418	$117,831	$149,249
Additions	199,466	43,491	242,957
Lease payments	(84,353)	(31,769)	(116,122)
Lease interest	6,757	4,872	11,629
Lease liability, December 31, 2021	$153,288	$134,425	$287,713
Disposals	-	(40,686)	(40,686)
Lease payments	(77,835)	(32,668)	(110,503)
Lease interest	6,357	3,836	10,193
Lease liability, December 31, 2022	$81,810	$64,907	$146,717
Lease payments	(67,794)	(65,845)	(133,639)
Lease interest	2,620	938	3,558
Lease liability, December 31, 2023	$16,636	$-	$16,636
Current portion	$16,636	$-	$16,636
Long-term portion	-	-	-
	$16,636	$-	$16,636

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 (Expressed in US Dollars)

9. LEASE LIABILITY (Continued)

During the year ended December 31, 2023, the Company paid a total of $61,421 to buy out its remaining vehicle leases, which is included in the lease payments above. The difference between the lease liability and the buy out price was $196, which is included in lease interest above.

10. DERIVATIVE WARRANT LIABILITY

The Company's derivative warrant liability arises as a result of the issuance of warrants exercisable in CAD (Note 11(c)). As the denomination is different from the Company's USD functional currency, the Company recognizes a derivative liability for these warrants and remeasures the liability at the end of each reporting period.

Changes in respect of the Company's derivative warrant liability are as follows:

Balance, December 31, 2020	$-
Fair value of warrants issued	925,737
Fair value of adjustment	(658,626)
Balance, December 31, 2021	267,111
Fair value of adjustment	(263,446)
Balance, December 31, 2022	$3,665
Fair value of adjustment	(3,665)
Balance, December 31, 2023	$-

Valuation of the derivative warrant liability requires the use of highly subjective estimates and assumptions.  The expected volatility used is based on the Company's historical share prices.  The risk-free interest rate for the periods within the expected life of the warrants is based on Canadian government benchmark bond with an approximate equivalent term.  The expected life is based on the contractual term.  Changes in the underlying assumptions can materially affect the fair value estimates.

The Company uses an option pricing model to estimate the liability's fair value.  The following weighted average assumptions were used:

	As of December 31,		At Issuance -
	2022	2021	March 4, 2021
Risk-free interest rate	4.06%	0.95%	0.28%
Expected live	0.17 years	1.17 years	2.00 years
Annualized volatility	87.88%	96.32%	81.02%
Dividend yield	0.00%	0.00%	0.00%
Fair value per warrant	$0.001	$0.79	$0.261

On March 4, 2023, all of the warrants expired unexercised. As a result, the Company revalued the derivative liability to $Nil and recorded a fair value gain of $3,665.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 (Expressed in US Dollars)

11. CAPITAL STOCK

Authorized:

Unlimited Class A non-cumulative, preferred shares without par value, of which 5,000,000 are designated Class A, convertible, voting, preferred shares.  No preferred shares have been issued.

Unlimited common shares without par value.

a) Common shares

During the year ended December 31, 2023, the Company issued 123,336 common shares valued at $60,400.  These shares were issued pursuant to RSU agreements.

There were no share issuances during the year ended December 31, 2022.

During the year ended December 31, 2021, the Company issued 7,000,000 units at $0.91 CAD per unit pursuant to a private placement for gross proceeds of $4,922,510 ($6,370,000 CAD). Each unit consists of one common share and one-half share purchase warrant expiring two years from the date of issue. Each whole warrant entitles the holder thereof to acquire one common share at a price of $1.15 CAD in year one and $1.30 CAD in year two. At issuance, the remainder of the proceeds from the private placement financing, after subtracting the value of the derivative warrant liability (Note 10) in the amount of $925,737, totaling $3,996,773, was allocated to issued capital using the residual method. In connection with the private placement, the Company incurred issuance costs of $409,712, of which $77,051 was recorded as unit issuance costs in the consolidated statements of operations and comprehensive loss.

During the year ended December 31, 2021, the Company issued 150,000 shares pursuant to the exercise of stock options for gross proceeds of $55,000. A value of $37,385 was transferred from reserves to share capital as a result.

(b) Stock options

The Company has a stock option plan (the "Plan") available to employees, directors, officers and consultants with grants under the Plan approved from time to time by the Board of Directors.  Under the Plan, the Company is authorized to issue options to purchase an aggregate of up to 10% of the Company's issued and outstanding common shares. Each option can be exercised to acquire one common share of the Company.  The exercise price for an option granted under the Plan may not be less than the market price at the date of grant less a specified discount dependent on the market price.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 (Expressed in US Dollars)

11. CAPITAL STOCK (Continued)

(b) Stock options (continued)

Options to purchase common shares have been granted to directors, employees and consultants as follows:

Exercise	Expiry	December 31,			Forfeited/	December 31,
Price	Date	2022	Granted	Exercised	Expired	2023
$0.57(USD)	April 17, 2023	200,000	-	-	(200,000)	-
$0.50(USD)	August 20, 2023	700,000	-	-	(700,000)	-
$1.45(USD)	May 17, 2024	10,000	-	-	(10,000)	-
$0.78(USD)	August 19, 2024	700,000	-	-	-	700,000
$0.82(USD)	November 8, 2024	10,000	-	-	-	10,000
$0.76(USD)	February 11, 2025	200,000	-	-	-	200,000
$0.75(USD)	August 18, 2025	750,000	-	-	-	750,000
Total outstanding		2,570,000	-	-	(910,000)	1,660,000
Total exercisable		2,570,000	-	-	(910,000)	1,660,000

Exercise	Expiry	December 31,			Forfeited/	December 31,
Price	Date	2021	Granted	Exercised	Expired	2022
$0.90(USD)	July 6, 2022	50,000	-	-	(50,000)	-
$0.30(USD)	November 28, 2022	650,000	-	-	(650,000)	-
$0.57(USD)	April 17, 2023	200,000	-	-	-	200,000
$0.50(USD)	August 20, 2023	700,000	-	-	-	700,000
$1.45(USD)	May 17, 2024	10,000	-	-	-	10,000
$0.78(USD)	August 19, 2024	700,000	-	-	-	700,000
$0.82(USD)	November 8, 2024	10,000	-	-	-	10,000
$0.76(USD)	February 11, 2025	200,000	-	-	-	200,000
$0.75(USD)	August 18, 2025	750,000	-	-	-	750,000
Total outstanding		3,270,000	-	-	(700,000)	2,570,000
Total exercisable		2,953,333	-	-	(700,000)	2,570,000

A summary of the Company's stock options as at December 31, 2023 and 2022, and changes for the years then ended are as follows:

		Weighted
		Average Exercise
	Number	Price
Outstanding, December 31, 2021	3,270,000	$0.61
Exercised	(10,000)	$0.30
Expired	(690,000)	$0.34
Outstanding, December 31, 2022	2,570,000	$0.68
Expired	(910,000)	$0.53
Outstanding and exercisable, December 31, 2023	1,660,000	$0.76

The weighted average contractual life for the remaining options at December 31, 2023 is 1.15 (2022 - 1.59) years.

Share-based expense

Share-based expense of $Nil (2022 - $7,733; 2021 - $108,696) was recognized in the year ended December 31, 2023 for stock options.  The share-based expense relates to options granted during December 31, 2020, which vest over time.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 (Expressed in US Dollars)

11. CAPITAL STOCK (Continued)

(c) Warrants

Warrants outstanding as at December 31, 2023 and 2022 are summarized below:

	Share Purchase	Weighted average
	warrants	exercise price
Outstanding, December 31, 2021	3,500,005	$1.02(1)
Outstanding, December 31, 2022	3,500,005	$0.96(1)
Expired	(3,500,005)	$0.96(1)
Outstanding, December 31, 2023	-	$-

(1) These warrants are denominated in CAD and have been re-translated based on the exchange rate in effect as at December 31, 2022 of $1.00 = $1.3544 CAD (2021 - $1.00 = $1.2678 CAD).

During the year ended December 31, 2023, all warrants expired unexercised.

(d) Restricted share units

On April 28, 2021, the Company implemented a Restricted Share Unit Plan, (the "RSU Plan").  Pursuant to the RSU Plan, the Company will grant RSUs to directors, officers, employees, and consultants for services as approved from time to time by the Board.  The maximum number of common shares made available for issuance pursuant to the RSU Plan shall not exceed 5% of common shares issued and outstanding and shall not exceed 10% of the common shares issued and outstanding less any common shares reserved for issuance under all other share compensation arrangements. The vesting terms, settlement, and method of settlement of the RSUs granted under the RSU Plan will be determined by the Board of Directors.

A summary of the Company's RSUs as at December 31, 2023 and 2022, and changes for the years then ended are as follows:

Outstanding, December 31, 2021	355,000
Forfeited	(2,500)
Repurchased	(117,500)
Granted	410,000
Outstanding, December 31, 2022	645,000
Settled	(123,336)
Repurchased	(130,850)
Granted	525,000
Outstanding, December 31, 2023	915,814

During the year ended December 31, 2023, the Company approved a policy whereby RSUs granted to US residents would be settled in cash. Following this amendment, the RSUs previously granted to US residents were determined to be modified from equity-settled to cash-settled. On the date of modification, a liability was recognized for the vested portion of the previously granted RSUs of $22,955 with a corresponding reduction in reserves. At December 31, 2023, the liability was revalued based on the fair market value of the Company's common shares, resulting in a gain which is included in share-based expense.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 (Expressed in US Dollars)

11. CAPITAL STOCK (Continued)

(d) Restricted share units (continued)

During the year ended December 31, 2023, the Company granted 525,000 (2022 - 410,000; 2021 - 355,000) RSUs with an estimated fair value of $61,574 (2022 - $123,000; 2021 - $244,950), based on the fair market value of one common share on the date of issuance. The fair value will be recognized as an expense using the graded vesting method over the vesting period, with 33% vesting one year after grant and 33% every year thereafter. Upon vesting, the equity-settled RSUs may be repurchased in cash at the discretion of the Company, with the cash payment based on the closing share price of the RSUs on the date of vesting.

During the year ended December 31, 2023, the Company repurchased 130,850 (2022 - 117,500; 2021 - Nil) equity-settled RSUs with a fair value of $66,073 (2022 - $81,075; 2021 - $Nil), through a cash payment of $25,288 (2022 - $35,269; 2021 - $Nil), based on an average share price of $0.19 (2022 - $0.30; 2021 - $Nil) on vesting date, and recorded a gain on repurchase of RSUs of $40,785 (2022 - $45,806; 2021 - $Nil).

In connection with the RSUs awarded, the Company recognized share-based expense of $129,490 (2022 - $155,318; 2021 - $24,949) for the year ended December 31, 2023.

(e) Deferred share units

On April 28, 2021, the Company implemented a Non-Employee Directors Deferred Share Unit Plan (the "DSU Plan").  Pursuant to the DSU Plan, non-employee directors may elect to receive deferred share units ("DSUs") in lieu of a cash payment of up to 50% of their annual base compensation determined by the Board.  The maximum number of common shares made available for issuance pursuant to the DSU Plan shall not exceed 2% of the common shares issued and outstanding and shall not exceed 10% of the common shares issued and outstanding less any common shares reserved for issuance under all other share compensation agreements.

At December 31, 2023, 2022 and 2021, no DSUs have been granted to non-employee directors.

12. RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below.  The remuneration of the Company's directors and other members of key management, being the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	December 31,	December 31,	December 31,
	2023	2022	2021
Management compensation	$720,500	$720,003	$720,923
Share-based expense*	81,233	105,792	104,250
Directors' fees	149,000	163,000	163,000
RSU payment**	12,904	23,000	-
	$963,637	$1,011,795	$988,173

* Share-based expense consists of options and RSUs awarded to key management and directors, measured at the fair value of the equity instrument on grant date and does not include any cash compensation.

** RSU payment consists of cash paid for the repurchase of vested RSUs held by key management and directors.

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 (Expressed in US Dollars)

12. RELATED PARTY TRANSACTIONS (Continued)

During the year ended December 31, 2023, the Company paid consulting fees of $60,000 (2022 - $60,000; 2021 - $60,000) to a consulting company owned by the spouse of the Chief Executive Officer.

As at December 31, 2023, there are no amounts due to related parties included in accounts payable and accrued liabilities.

13. INCOME TAXES

The Company has $7,900,000 in non-capital losses in Canada that may be applied against future taxable income, expiring between 2039 and 2043. The Company has $Nil in non-capital losses in the US that may be applied against future taxable income.

The tax effect items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Deferred income tax assets
Non-capital loss carry-forwards	$328,375	$309,510
Non-capital loss carry-forwards	(8,082)	38,740
Deferred income tax assets	$320,293	$348,250
Excess of carrying value over tax value of property, plant and equipment	$(320,293)	$(348,250)
Deferred income tax liability	$(320,293)	$(348,250)
Net deferred tax asset (liability)	$-	$-

Significant unrecognized tax benefits and unused tax losses for which no deferred tax assets is recognized as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Non-capital losses carried forward	$2,138,912	$1,725,619
Intangible assets	118,287	123,623
Derivative warrant liability	-	990
Lease liability	4,669	39,614
Unrecognized deductible temporary differences	$2,261,868	$1,889,846

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 (Expressed in US Dollars)

13. INCOME TAXES (Continued)

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 27.00% (2022 and 2021 - 27.00%) to loss before income taxes as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Loss before income taxes	$(2,101,886)	$(1,189,386)	$(2,758,567)
Statutory income tax rate	27.00%	27.00%	27.00%
Income tax benefit computed at statutory tax rate	(567,509)	(321,134)	(744,813)
Items not deductible for income tax purposes	263,791	34,640	(107,916)
Under provision of taxes in prior years	(174,600)	4,469	99,873
Change in timing differences	242,678	234,499	91,007
Impact of foreign exchange on tax assets and liabilities	(18,970)	44,097	4,444
Unused tax losses and tax offsets not recognized	399,572	147,036	813,044
Income tax expense	144,962	143,607	155,639
Texas margin tax and branch tax	25,513	22,424	17,000
Income tax expense	$170,475	$166,031	$172,639

14. SUPPLEMENTAL CASH FLOW INFORMATION

	December 31,	December 31,	December 31,
	2023	2022	2021
Property, plant and equipment additions in accounts payable and accrued liabilities	$19,469	$108,743	$-
Intangible asset additions in accounts payable and accrued liabilities	$-	$92,062	$-
Deposit applied to intangible assets	$-	$60,462	$-
Interest paid	$3,169	$10,193	$9,054
Income taxes paid	$191,731	$57,611	$342,000

Kelso Technologies Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2023, 2022 and 2021 (Expressed in US Dollars)

15. SIGNIFICANT CUSTOMERS

The following table represents sales to individual customers exceeding 10% of the Company's revenues:

	December 31,	December 31,	December 31,
	2023	2022	2021
Customer A	$5,799,424	$5,312,839	$2,787,027
Customer B	$-	$1,837,438	$932,248
Customer C	$-	$1,131,112	$1,314,843

The customers are major US corporations who have displayed a pattern of consistent timely payment of amounts owing from sales.

The Company is obligated to pay a 5% royalty from sales of their manway securement systems until 2023 in accordance with the original acquisition agreement (Note 8). During the year ended December 31, 2023, there were revenues from sales of the manway securement systems totalling $Nil (2022 - $237,650; 2021 - $11,000).

16. EMPLOYEE BENEFITS

Total employee benefit expenses, including salary and wages, management compensation, share-based expense and benefits for the year ended December 31, 2023 amounted to $4,083,605 (2022 - $3,570,149; 2021 - $3,627,056).

17. SEGMENTED INFORMATION

The Company operates in two business segments with operations and long-term assets in United States and Canada.  The two business segments include the design, production and distribution of various proprietary products for the rail sector and the development of the KXI HD control system for no road vehicles. At December 31, 2023, long-term assets of $1,505,209 (2022 - $1,506,666) relates to the heavy-duty suspension control system located in Canada and $2,187,082 (2022 - $2,309,088) relates to the rail sector located in the United States. There has been no revenue related to the heavy-duty suspension control system to December 31, 2023 from the inception of the project.

18. SUBSEQUENT EVENTS

(a) On February 1, 2024, the Company signed a new lease agreement for its warehouse space in Kelowna, British Columbia. Under the lease agreement, the Company has expanded the leased area and will pay $13,245 ($17,517 CAD) per month for three years.

(b) On March 5, 2024 the Company announced that it had notified the NYSE American ("NYSE American") of its intention to voluntarily delist its common shares ("Shares") from the NYSE American.  The Shares will continue to trade on the TSX.

The Company filed a Form 25 with the U.S. Securities and Exchange Commission on March 15, 2024, which Form would become effective 10 days following filing thereof, resulting in the delisting of the Shares from NYSE American on or about March 26, 2024.

CORPORATE DIRECTORY

OFFICERS
James R. Bond
 President
 Chief Executive Officer
Richard Lee
 Chief Financial Officer
Anthony J. Andrukaitis
 Chief Operating Officer
Kathy Love
 Corporate Secretary

DIRECTORS
James R. Bond
Anthony J. Andrukaitis
Paul Cass
 Lead Director
 Audit Committee
 Compensation Committee
Laura Roach
 Audit Committee
 Corporate Governance and
 Nominating Committee
 Compensation Committee
Jesse V. Crews
 Compensation Committee
 Corporate Governance and
 Nominating Committee
Frank Busch
 Audit Committee
 Corporate Governance and
 Nominating Committee

AUDITORS
Smythe LLP
#1700 – 475 Howe Street
Vancouver, British Columbia
Canada V6C 2B3	LEGAL COUNSEL
Cassels Brock & Blackwell, LLP
Vancouver, British Columbia
Canada

CORPORATE OFFICE
13966 18B Avenue
Surrey, British Columbia
Canada V4A 8J1
www.kelsotech.com

REGISTERED OFFICE
Cassels Brock & Blackwell, LLP
#2200 – 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8

RECORDS OFFICE
Clark Wilson, LLP
#2200 – 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8

REGISTRAR AND TRANSFER AGENT
Computershare Investor Services
Toronto,     Ontario     and     Vancouver     British Columbia Canada

SHARE LISTING
Toronto Stock Exchange:
Symbol: KLS
CUSIP No.: 48826D201
ISIN: CA48826D2014